Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 29, 2023

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Market Supervision
450 Fifth Street, N.W.
Washington, DC 20549

Re: Form 1 – Amendments of June 29, 2023

Dear Sir or Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq BX, Inc. submits its annual amendment to Form 1. If you have any questions, please call me at 301-978-8493.

Sincerely,

Jonathan F. Cayne

Jonathan Cayne
Principal Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/23	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, New York 10036

23007751

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, Maryland 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone 301-978-8400 / Fax 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Cayne, AVP Principal Associate General Counsel, 301-978-8493
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John Zecca
   805 King Farm Blvd.,
   Rockville, Maryland 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 09/20/1976 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2023 John Zecca for Nasdaq BX, Inc.
(Name of applicant)

By: [signature] Date: 2023.06.29 14:29:01 -04'00' John Zecca, Executive Vice President and Chief Legal Office
(Signature) (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________, _________ by ______________
(Month) (Year) (Notary Public)

My Commission expires _______________ County of _________________ S tate of ______________________

Based upon relief from Commission staff and difficulties arising from COVID-19, The Nasdaq BX, Inc. is making this filing without notarization.

Nasdaq BX, Inc.

EXHIBITS

Exhibit C Subsidiaries and Affiliates of the Exchange (as of 06/01/2023)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange (asof 12/31/2022)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit I Financial Statement of Exchange

The audited financial statements for Nasdaq BX are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2022 are attached and are available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1120193/000112019321000011/ndaq-20201231.htm

Exhibit K List of Shareholders or Partners of the Exchange

Nasdaq, Inc. is the sole shareholder of Nasdaq BX, Inc., a Delaware corporation. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq BX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit M Membership Information

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=Membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq BX, Inc.

FORM 1 – Amendment of June 29, 2023

EXHIBIT C

Subsidiaries and Affiliates of the Exchange. *

As of June 1, 2023

U.S. Entities

1. BoardVantage, Inc.
2. Boston Stock Exchange Clearing Corporation
3. Cinnober Americas Inc. (merged 12/2022)
4. Consolidated Securities Source LLC
5. Content Services, LLC
6. Copeland Markets LLC (44.28% owned, directly or indirectly, by Nasdaq, Inc.)
7. Curzon Street Acquisition, LLC
8. Directors Desk, LLC
9. Dorsey, Wright & Associates, LLC
10. eVestment Alliance Holdings, Inc.
11. eVestment Alliance Holdings, LLC
12. eVestment Alliance, LLC
13. eVestment, Inc.
14. ExactEquity, LLC
15. FinQloud LLC
16. FINRA/Nasdaq Trade Reporting Facility LLC
17. FRAMLxchange Inc.
18. FTEN, Inc.
19. Global Network Content Services, LLC (merged 8/2022)
20. GlobeNewswire, Inc. (merged 8/2022)
21. Granite Redux, Inc.
22. GraniteBlock, Inc.
23. International Securities Exchange Holdings, Inc.
24. ISE ETF Ventures LLC
25. Longitude LLC
26. NASDAQ Capital Markets Advisory LLC
27. Nasdaq Commodities Clearing LLC
28. Nasdaq Corporate Services, LLC
29. Nasdaq Corporate Solutions, LLC
30. Nasdaq Digital Asset Holdings, LLC (formatted 10/2022)
31. NASDAQ Energy Futures, LLC
32. Nasdaq Execution Services, LLC
33. Nasdaq Fund Secondaries, LLC
34. NASDAQ Futures, Inc.
35. Nasdaq GEMX, LLC
36. NASDAQ Global, Inc.
37. Nasdaq, Inc.
38. Nasdaq Governance Solutions, Inc.
39. Nasdaq Information, LLC
40. Nasdaq International Market Initiatives, Inc.
41. Nasdaq ISE, LLC
42. Nasdaq MRX, LLC
43. NASDAQ OMX (San Francisco) Insurance LLC (dissolved 8/2022)
44. Nasdaq PHLX LLC
45. Nasdaq SB Holdings, LLC
46. Nasdaq SPS, LLC
47. Nasdaq Technology Services, LLC
48. NFSTX, LLC
49. Norway Acquisition LLC
50. OneReport, Inc.

51. Operations & Compliance Network, LLC
52. Public Plan IQ Limited Liability Company
53. QDiligence LLC
54. Solovis, Inc.
55. Stock Clearing Corporation of Philadelphia
56. Strategic Financial Solutions, LLC
57. Sybenetix Inc.
58. The Center for Board Evaluations, Inc.
59. The Nasdaq Options Market LLC
60. The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)
61. Titan Parent Company, LLC (26% owned, directly or indirectly, by Nasdaq, Inc.)
62. U.S. Exchange Holdings, Inc.
63. Verafin AcquisitionCo LLC
64. Verafin USA, Inc.

Non-U.S. Subsidiaries

1. 2157971 Ontario Ltd. (merged 12/2022)
2. AB Nasdaq Vilnius (96.35% owned, directly or indirectly, by Nasdaq, Inc.)
3. AS eCSD Expert
4. AS Pensionikeskus
5. Cinnober Financial Technology AB
6. Curzon Street Holdings Limited
7. Egypt Information Dissemination Company (45% owned, directly or indirectly, by Nasdaq, Inc.) (sold 3/2023)
8. Ensoleillement Inc.
9. eVestment Alliance (UK) Limited
10. eVestment Alliance Australia Pty Ltd
11. eVestment Alliance Hong Kong Limited
12. Indxis Ltd
13. Kuberno Limited (25.93% owned, directly or indirectly, by Nasdaq, Inc.)
14. LLC "SYBENETIX UKRAINE"
15. Metrio Software Inc.
16. Nasdaq (Asia Pacific) Pte. Ltd.
17. Nasdaq AB
18. Nasdaq Australia Holding Pty Ltd
19. Nasdaq Canada Inc.
20. Nasdaq Clearing AB
21. Nasdaq Copenhagen A/S
22. Nasdaq Corporate Solutions (India) Private Limited
23. Nasdaq Corporate Solutions International Limited
24. Nasdaq CSD SE
25. Nasdaq CXC Limited
26. Nasdaq Exchange and Clearing Services AB
27. Nasdaq France SAS
28. Nasdaq Germany GmbH
29. Nasdaq Helsinki Ltd
30. Nasdaq Holding AB
31. Nasdaq Holding Denmark A/S
32. Nasdaq Holding Luxembourg Sárl
33. Nasdaq Iceland hf.
34. Nasdaq International Ltd
35. Nasdaq Korea Ltd.
36. Nasdaq Ltd
37. Nasdaq Nordic Ltd
38. NASDAQ OMX Europe Ltd
39. Nasdaq Oslo ASA
40. Nasdaq Pty Ltd
41. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
42. Nasdaq Spot AB
43. Nasdaq Stockholm AB
44. Nasdaq Tallin AS
45. Nasdaq Technology (Japan) Ltd
46. Nasdaq Technology AB
47. Nasdaq Technology Energy Systems AS
48. Nasdaq Technology Italy Srl
49. Nasdaq Teknoloji Servisi Limited Sirketi
50. Nasdaq Treasury AB
51. Nasdaq Vilnius Services UAB
52. Nasdaq Wizer Solutions AB
53. Nasdaq Wizer Vilnius UAB (merged 12/2022)

54. OMX Netherlands B.V.
55. OMX Netherlands Holding B.V.
56. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
57. OMX Treasury Euro Holding AB
58. Puro.earth (60.96% owned, directly or indirectly, by Nasdaq, Inc.) (acquired 6/2021)
59. Quandl, Inc.
60. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
61. Shareholder.com B.V.
62. Simplitium Ltd
63. SMARTS Broker Compliance Pty Ltd
64. SMARTS Market Surveillance Pty Ltd
65. Sybenetix Limited
66. TopQ Software Limited
67. Verafin Solutions ULC
68. Whittaker & Garnier Limited

* The list of subsidiaries does not include not-for-profit entities or foreign branches of particular subsidiaries

Nasdaq BX, Inc.

FORM 1 – Amendment of June 29, 2023

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	115
Investments	-
Total Receivables - Net	183,610
Current restricted Cash and Cash equivalents	31
Other Current Assets	537,778
Margin Deposits & Default Fund	-
Total Current Assets	**721,534**
Long Term Assets:	
Total Property and Equipment - Net	123,295
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	69,099
Right of use asset	447
Total Long Term Assets	**1,116,404**
Total Assets	**1,837,938**
LIABILITIES	
Total AP and Accrued Expenses	30,814
SEC 31a Payable to the SEC	182,189
Accrued Personnel Costs	50,943
Deferred Revenue	33,934
Lease liability - current	136
Other Accrued Liabilities	57,051
Current Debt Obligations	-
Current Liabilities	**355,067**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	59,946
Lease liability - non current	277
All Other Long Term Liabilities	3,273
Long Term Liabilities	**63,496**
Total Liabilities	**418,563**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	509,544
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,419,375**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,419,375**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,837,938**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	2,403,315
Capital Access Platforms	536,682
Anti Financial Crime	-
Total Other Revenues	24,497
Total Revenues	**2,964,493**
COST OF REVENUES	
Liquidity Rebates	**(1,422,113)**
Brokerage, Clearance and Exchange Fees	**(450,667)**
Total Cost of Revenues	**(1,872,780)**
Revenues less Cost of Revenues	**1,091,713**
Operating Expenses:	
Compensation and Benefits	174,511
Marketing and Advertising	18,663
Depr and Amortization	32,154
Professional and Contract Services	25,490
Computer Ops and Data Communication	65,449
Occupancy	20,615
Regulatory	6,387
General Administrative and Other	41,222
Merger Related Expenses Total	810
Total Operating Expenses	**385,302**
Operating Income	**706,411**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**706,412**
Income Tax Provisions	**12**
Net Income	**706,400**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**706,400**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,308
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,584
Margin Deposits & Default Fund	-
Total Current Assets	**25,892**
Long Term Assets:	
Total Property and Equipment - Net	6,199
Goodwill	140,412
Other Intangibles	54,005
Non Current Deferred Taxes	4,974
Other Long Term Assets	23
Right of use asset	-
Total Long Term Assets	**205,613**
Total Assets	**231,505**
LIABILITIES	
Total AP and Accrued Expenses	737
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	911
Deferred Revenue	11,081
Lease liability - current	-
Other Accrued Liabilities	(585)
Current Debt Obligations	-
Current Liabilities	**12,144**
Total Long Term Debt	-
Non Current Deferred Tax Liability	15,560
Non-current deferred revenue	86
Lease liability - non current	-
All Other Long Term Liabilities	2,204
Long Term Liabilities	**17,851**
Total Liabilities	**29,995**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	5,000
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**201,510**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**201,510**
Total Liabilities Non Controlling Interest and Stockholders Equity	**231,505**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	24,134
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**24,134**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**24,134**
Operating Expenses:	
Compensation and Benefits	4,080
Marketing and Advertising	-
Depr and Amortization	9,333
Professional and Contract Services	537
Computer Ops and Data Communication	1,623
Occupancy	728
Regulatory	-
General Administrative and Other	1,947
Merger Related Expenses Total	-
Total Operating Expenses	**18,248**
Operating Income	**5,885**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**5,885**
Income Tax Provisions	**1,560**
Net Income	**4,326**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**4,326**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(59)
Current Debt Obligations	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**310**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,041)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,163**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,163**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2)**
Income Tax Provisions	**-**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	22
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**25**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**25**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	25
Current Debt Obligations	-
Current Liabilities	**25**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**25**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**25**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Copeland Markets LLC
(in thousands, unaudited)

Notes: 44.28% owned, directly or indirectly, by Nasdaq, Inc. -not in HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6
Long Term Liabilities	**6**
Total Liabilities	**6**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6**

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,267
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,259
Margin Deposits & Default Fund	-
Total Current Assets	**9,526**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	205
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,779**
Total Assets	**16,305**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	5,981
Lease liability - current	-
Other Accrued Liabilities	28
Current Debt Obligations	-
Current Liabilities	**6,008**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,729
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**1,787**
Total Liabilities	**7,795**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,929
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**8,510**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,510**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,305**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	15,633
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**15,633**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**15,633**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	46
Professional and Contract Services	0
Computer Ops and Data Communication	231
Occupancy	-
Regulatory	-
General Administrative and Other	494
Merger Related Expenses Total	-
Total Operating Expenses	**770**
Operating Income	**14,863**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**14,863**
Income Tax Provisions	**3,973**
Net Income	**10,890**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**10,890**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	153
Total Receivables - Net	2,496
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,997
Margin Deposits & Default Fund	-
Total Current Assets	**22,646**
Long Term Assets:	
Total Property and Equipment - Net	715
Goodwill	82,417
Other Intangibles	121,421
Non Current Deferred Taxes	72
Other Long Term Assets	16
Right of use asset	82
Total Long Term Assets	**204,722**
Total Assets	**227,368**
LIABILITIES	
Total AP and Accrued Expenses	324
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,585
Deferred Revenue	69
Lease liability - current	172
Other Accrued Liabilities	(3,157)
Current Debt Obligations	-
Current Liabilities	**(1,007)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,082
Non-current deferred revenue	-
Lease liability - non current	38
All Other Long Term Liabilities	1
Long Term Liabilities	**2,121**
Total Liabilities	**1,113**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(134)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**226,255**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**226,255**
Total Liabilities Non Controlling Interest and Stockholders Equity	**227,368**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	(5)
Capital Access Platforms	30,911
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**30,906**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**30,906**
Operating Expenses:	
Compensation and Benefits	5,902
Marketing and Advertising	352
Depr and Amortization	2,326
Professional and Contract Services	396
Computer Ops and Data Communication	2,478
Occupancy	317
Regulatory	11
General Administrative and Other	1,411
Merger Related Expenses Total	-
Total Operating Expenses	**13,193**
Operating Income	**17,713**
Total Interest Income	(44)
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**17,670**
Income Tax Provisions	**5,746**
Net Income	**11,924**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**11,924**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15,780
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**15,780**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	(1,498)
Other Long Term Assets	432,429
Right of use asset	-
Total Long Term Assets	**538,087**
Total Assets	**553,868**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	23,242
Current Debt Obligations	-
Current Liabilities	**23,242**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,097
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	116,939
Long Term Liabilities	**119,036**
Total Liabilities	**142,278**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	529
Total Retained Earnings	(20,584)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**411,589**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**411,589**
Total Liabilities Non Controlling Interest and Stockholders Equity	**553,868**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	6
Merger Related Expenses Total	-
Total Operating Expenses	**7**
Operating Income	**(7)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(7)**
Income Tax Provisions	**7,312**
Net Income	**(7,320)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(7,320)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,908
Margin Deposits & Default Fund	-
Total Current Assets	**1,908**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	21,129
Other Intangibles	-
Non Current Deferred Taxes	(623)
Other Long Term Assets	432,167
Right of use asset	-
Total Long Term Assets	**452,673**
Total Assets	**454,581**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	22,696
Long Term Liabilities	**22,696**
Total Liabilities	**22,696**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	241
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**431,885**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,885**
Total Liabilities Non Controlling Interest and Stockholders Equity	**454,581**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(0)
Investments	-
Total Receivables - Net	29,298
Current restricted Cash and Cash equivalents	-
Other Current Assets	140,445
Margin Deposits & Default Fund	-
Total Current Assets	**169,743**
Long Term Assets:	
Total Property and Equipment - Net	27,328
Goodwill	63,150
Other Intangibles	189,777
Non Current Deferred Taxes	5,802
Other Long Term Assets	133,932
Right of use asset	7,496
Total Long Term Assets	**427,485**
Total Assets	**597,228**
LIABILITIES	
Total AP and Accrued Expenses	2,269
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9,694
Deferred Revenue	80,229
Lease liability - current	1,630
Other Accrued Liabilities	73
Current Debt Obligations	-
Current Liabilities	**93,894**
Total Long Term Debt	-
Non Current Deferred Tax Liability	64,995
Non-current deferred revenue	2,046
Lease liability - non current	10,772
All Other Long Term Liabilities	33,652
Long Term Liabilities	**111,466**
Total Liabilities	**205,360**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	(104)
Total Retained Earnings	13,923
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**391,868**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**391,868**
Total Liabilities Non Controlling Interest and Stockholders Equity	**597,228**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	119,749
Anti Financial Crime	-
Total Other Revenues	8,209
Total Revenues	**127,958**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**127,958**
Operating Expenses:	
Compensation and Benefits	54,381
Marketing and Advertising	1,503
Depr and Amortization	24,188
Professional and Contract Services	8,167
Computer Ops and Data Communication	9,234
Occupancy	2,014
Regulatory	-
General Administrative and Other	2,418
Merger Related Expenses Total	-
Total Operating Expenses	**101,905**
Operating Income	**26,052**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**26,052**
Income Tax Provisions	**70**
Net Income	**25,982**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**25,982**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,334
Margin Deposits & Default Fund	-
Total Current Assets	**7,334**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	238,077
Other Intangibles	9,350
Non Current Deferred Taxes	(854)
Other Long Term Assets	507,495
Right of use asset	-
Total Long Term Assets	**754,068**
Total Assets	**761,403**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,458
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	724
Long Term Liabilities	**2,183**
Total Liabilities	**2,182**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,707
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	(6,464)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**759,221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**759,221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**761,403**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	3,300
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**3,301**
Operating Income	**(3,301)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3,301)**
Income Tax Provisions	**(1,665)**
Net Income	**(1,635)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,635)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	19
Margin Deposits & Default Fund	-
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**19**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1
Current Debt Obligations	-
Current Liabilities	**7**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**7**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	12
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Total Operating Expenses	**(0)**
Operating Income	**0**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**0**
Income Tax Provisions	**-**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	11,417
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,528
Margin Deposits & Default Fund	-
Total Current Assets	**21,945**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5**
Total Assets	**21,949**
LIABILITIES	
Total AP and Accrued Expenses	2,389
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	65
Current Debt Obligations	-
Current Liabilities	**2,454**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,454**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	15,496
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19,496**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19,496**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,949**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	46,325
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**46,325**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**46,325**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,318
Computer Ops and Data Communication	2
Occupancy	-
Regulatory	12,629
General Administrative and Other	1,190
Merger Related Expenses Total	-
Total Operating Expenses	**15,138**
Operating Income	**31,187**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**31,187**
Income Tax Provisions	**8,317**
Net Income	**22,870**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**22,870**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes: No data in 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,805
Current restricted Cash and Cash equivalents	-
Other Current Assets	73,738
Margin Deposits & Default Fund	-
Total Current Assets	**77,543**
Long Term Assets:	
Total Property and Equipment - Net	287
Goodwill	526,084
Other Intangibles	359
Non Current Deferred Taxes	438
Other Long Term Assets	9
Right of use asset	-
Total Long Term Assets	**527,177**
Total Assets	**604,720**
LIABILITIES	
Total AP and Accrued Expenses	734
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	260
Deferred Revenue	110
Lease liability - current	-
Other Accrued Liabilities	1,769
Current Debt Obligations	-
Current Liabilities	**2,874**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(218,916)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**(218,916)**
Total Liabilities	**(216,042)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,230,123
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(409,334)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**820,762**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**820,762**
Total Liabilities Non Controlling Interest and Stockholders Equity	**604,720**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	14,091
Capital Access Platforms	35
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**14,126**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(26)**
Total Cost of Revenues	**(26)**
Revenues less Cost of Revenues	**14,100**
Operating Expenses:	
Compensation and Benefits	1,499
Marketing and Advertising	2
Depr and Amortization	572
Professional and Contract Services	2,869
Computer Ops and Data Communication	6,110
Occupancy	333
Regulatory	-
General Administrative and Other	52
Merger Related Expenses Total	-
Total Operating Expenses	**11,437**
Operating Income	**2,663**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,663**
Income Tax Provisions	**338**
Net Income	**2,325**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,325**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

Notes: Merged 8/2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	525
Other Long Term Assets	88,784
Right of use asset	-
Total Long Term Assets	**109,149**
Total Assets	**109,149**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	277
Current Debt Obligations	-
Current Liabilities	**277**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,704
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**16,704**
Total Liabilities	**16,981**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,385
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**92,168**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**92,168**
Total Liabilities Non Controlling Interest and Stockholders Equity	**109,149**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1)**
Income Tax Provisions	**(677)**
Net Income	**677**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**677**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	24
Other Long Term Assets	33,238
Right of use asset	-
Total Long Term Assets	**41,817**
Total Assets	**41,817**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(12)
Current Debt Obligations	-
Current Liabilities	**(12)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,253
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,253**
Total Liabilities	**6,241**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,338
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**35,576**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**35,576**
Total Liabilities Non Controlling Interest and Stockholders Equity	**41,817**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1)**
Income Tax Provisions	**(265)**
Net Income	**264**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**264**

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	530
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,203)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,673)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	547,550
Non Current Deferred Taxes	12,057
Other Long Term Assets	120,015
Right of use asset	-
Total Long Term Assets	**1,229,078**
Total Assets	**1,217,405**
LIABILITIES	
Total AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	127,023
Current Debt Obligations	-
Current Liabilities	**224,565**
Total Long Term Debt	-
Non Current Deferred Tax Liability	176,482
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**176,482**
Total Liabilities	**401,048**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,500
Accumulated Other Comprehensive Income/(Loss)	168
Total Retained Earnings	(121,311)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**816,357**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**816,357**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,217,405**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	11,362
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(19)
Merger Related Expenses Total	-
Total Operating Expenses	**11,342**
Operating Income	**(11,342)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(11,342)**
Income Tax Provisions	**44,284**
Net Income	**(55,626)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(55,626)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: No data in 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,228
Margin Deposits & Default Fund	-
Total Current Assets	**1,228**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**1,228**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Current Debt Obligations	-
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(271)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,270**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,270**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,228**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	4
Total Revenues	**4**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**4**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	4
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**4**
Operating Income	**0**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**0**
Income Tax Provisions	-
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	36
Margin Deposits & Default Fund	-
Total Current Assets	**966**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**966**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	495
Current Debt Obligations	-
Current Liabilities	**495**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**495**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(201)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**471**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**471**
Total Liabilities Non Controlling Interest and Stockholders Equity	**966**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	361
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**361**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**361**
Operating Expenses:	
Compensation and Benefits	204
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	46
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	13
General Administrative and Other	5
Merger Related Expenses Total	-
Total Operating Expenses	**268**
Operating Income	**92**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**92**
Income Tax Provisions	**-**
Net Income	**92**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**92**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**75**
Total Assets	**75**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,736
Current Debt Obligations	-
Current Liabilities	**1,736**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**13**
Total Liabilities	**1,749**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,564)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,674)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,674)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**75**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14,473
Current restricted Cash and Cash equivalents	-
Other Current Assets	4,528
Margin Deposits & Default Fund	-
Total Current Assets	**19,001**
Long Term Assets:	
Total Property and Equipment - Net	40
Goodwill	36,205
Other Intangibles	-
Non Current Deferred Taxes	(71)
Other Long Term Assets	4,581
Right of use asset	-
Total Long Term Assets	**40,755**
Total Assets	**59,756**
LIABILITIES	
Total AP and Accrued Expenses	(82)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6,668
Current Debt Obligations	-
Current Liabilities	**6,586**
Total Long Term Debt	-
Non Current Deferred Tax Liability	516
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	186
Long Term Liabilities	**702**
Total Liabilities	**7,288**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	3,331
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**52,468**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,468**
Total Liabilities Non Controlling Interest and Stockholders Equity	**59,756**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	189
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**189**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**189**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	43
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	(29)
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**17**
Operating Income	**172**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**172**
Income Tax Provisions	**-**
Net Income	**172**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**172**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	191,512
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,928
Margin Deposits & Default Fund	-
Total Current Assets	**193,440**
Long Term Assets:	
Total Property and Equipment - Net	21,708
Goodwill	131,949
Other Intangibles	1,770
Non Current Deferred Taxes	1,559
Other Long Term Assets	201,478
Right of use asset	5,017
Total Long Term Assets	**363,482**
Total Assets	**556,921**
LIABILITIES	
Total AP and Accrued Expenses	13,251
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	14,916
Deferred Revenue	35,845
Lease liability - current	2,182
Other Accrued Liabilities	54,867
Current Debt Obligations	-
Current Liabilities	**121,061**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	57
Lease liability - non current	3,103
All Other Long Term Liabilities	651
Long Term Liabilities	**20,614**
Total Liabilities	**141,675**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	450,964
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(35,718)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**415,246**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**415,246**
Total Liabilities Non Controlling Interest and Stockholders Equity	**556,921**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	150,853
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**150,853**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**150,853**
Operating Expenses:	
Compensation and Benefits	71,391
Marketing and Advertising	1,239
Depr and Amortization	7,101
Professional and Contract Services	50,031
Computer Ops and Data Communication	10,079
Occupancy	5,353
Regulatory	-
General Administrative and Other	14,815
Merger Related Expenses Total	701
Total Operating Expenses	**160,709**
Operating Income	**(9,856)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(9,856)**
Income Tax Provisions	**-**
Net Income	**(9,856)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(9,856)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Digital Asset Holdings, LLC
(in thousands, unaudited)

Notes: Formatted 10/2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,704
Current Debt Obligations	-
Current Liabilities	**1,704**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,704**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,480)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,480)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,480)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	(33)
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Total Operating Expenses	**(34)**
Operating Income	**34**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**34**
Income Tax Provisions	**-**
Net Income	**34**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**34**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	9,025
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	11,071
Margin Deposits & Default Fund	-
Total Current Assets	**20,346**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	221
Right of use asset	-
Total Long Term Assets	**5,790**
Total Assets	**26,136**
LIABILITIES	
Total AP and Accrued Expenses	2,979
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	39
Current Debt Obligations	-
Current Liabilities	**3,018**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**3,019**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,190)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**23,118**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**23,118**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,136**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	34,114
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	(2,855)
Total Revenues	**31,259**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**(29,644)**
Total Cost of Revenues	**(29,644)**
Revenues less Cost of Revenues	**1,615**
Operating Expenses:	
Compensation and Benefits	420
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	85
Computer Ops and Data Communication	172
Occupancy	-
Regulatory	62
General Administrative and Other	198
Merger Related Expenses Total	-
Total Operating Expenses	**937**
Operating Income	**678**
Total Interest Income	73
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**751**
Income Tax Provisions	**-**
Net Income	**751**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**751**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	330
Investments	-
Total Receivables - Net	1
Current restricted Cash and Cash equivalents	-
Other Current Assets	206
Margin Deposits & Default Fund	-
Total Current Assets	**536**
Long Term Assets:	
Total Property and Equipment - Net	456
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	45,500
Right of use asset	-
Total Long Term Assets	**52,583**
Total Assets	**53,119**
LIABILITIES	
Total AP and Accrued Expenses	162
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	950
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	46,659
Current Debt Obligations	-
Current Liabilities	**47,772**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,013
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,013**
Total Liabilities	**48,784**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(18,414)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,335**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,335**
Total Liabilities Non Controlling Interest and Stockholders Equity	**53,119**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,684
Total Revenues	**1,684**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,684**
Operating Expenses:	
Compensation and Benefits	4,684
Marketing and Advertising	20
Depr and Amortization	2,814
Professional and Contract Services	865
Computer Ops and Data Communication	360
Occupancy	470
Regulatory	-
General Administrative and Other	614
Merger Related Expenses Total	822
Total Operating Expenses	**10,650**
Operating Income	**(8,967)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(8,967)**
Income Tax Provisions	-
Net Income	**(8,967)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(8,967)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(5)
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**(5)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**(213)**
LIABILITIES	
Total AP and Accrued Expenses	588
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,020
Current Debt Obligations	-
Current Liabilities	**1,608**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**(113)**
Total Liabilities	**1,495**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(42,102)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,708)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,708)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(213)**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	51
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	5,257
Computer Ops and Data Communication	(62)
Occupancy	-
Regulatory	-
General Administrative and Other	121
Merger Related Expenses Total	-
Total Operating Expenses	**5,368**
Operating Income	**(5,368)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(5,368)**
Income Tax Provisions	**-**
Net Income	**(5,368)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(5,368)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	18,000
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,368
Margin Deposits & Default Fund	-
Total Current Assets	**39,368**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	11,665
Right of use asset	-
Total Long Term Assets	**11,665**
Total Assets	**51,033**
LIABILITIES	
Total AP and Accrued Expenses	4,565
SEC 31a Payable to the SEC	1,634
Accrued Personnel Costs	46
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	143
Current Debt Obligations	-
Current Liabilities	**6,388**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6,388**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	31,609
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**44,644**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**44,644**
Total Liabilities Non Controlling Interest and Stockholders Equity	**51,033**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	136,134
Capital Access Platforms	971
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**137,104**
COST OF REVENUES	
Liquidity Rebates	**(92,914)**
Brokerage, Clearance and Exchange Fees	**(3,897)**
Total Cost of Revenues	**(96,811)**
Revenues less Cost of Revenues	**40,293**
Operating Expenses:	
Compensation and Benefits	193
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	64
Computer Ops and Data Communication	87
Occupancy	11
Regulatory	659
General Administrative and Other	1,516
Merger Related Expenses Total	-
Total Operating Expenses	**2,530**
Operating Income	**37,762**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**37,764**
Income Tax Provisions	**-**
Net Income	**37,764**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**37,764**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,378
Investments	-
Total Receivables - Net	332
Current restricted Cash and Cash equivalents	-
Other Current Assets	86,163
Margin Deposits & Default Fund	-
Total Current Assets	**90,873**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	442
Other Long Term Assets	4,351,301
Right of use asset	-
Total Long Term Assets	**4,351,743**
Total Assets	**4,442,616**
LIABILITIES	
Total AP and Accrued Expenses	580
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	203,181
Current Debt Obligations	-
Current Liabilities	**203,761**
Total Long Term Debt	-
Non Current Deferred Tax Liability	77
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**77**
Total Liabilities	**203,837**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(598,050)
Total Retained Earnings	202,416
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,238,779**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,238,779**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,442,616**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(38)
Merger Related Expenses Total	-
Total Operating Expenses	**(38)**
Operating Income	**38**
Total Interest Income	1,327
Total Interest Expense	(3,183)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,818)**
Income Tax Provisions	**1,772**
Net Income	**(3,590)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3,590)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	201,752
Investments	-
Total Receivables - Net	243,344
Current restricted Cash and Cash equivalents	-
Other Current Assets	405,103
Margin Deposits & Default Fund	-
Total Current Assets	**850,199**
Long Term Assets:	
Total Property and Equipment - Net	122,921
Goodwill	61,719
Other Intangibles	9,893
Non Current Deferred Taxes	33,299
Other Long Term Assets	12,406,377
Right of use asset	333,854
Total Long Term Assets	**12,968,063**
Total Assets	**13,818,262**
LIABILITIES	
Total AP and Accrued Expenses	452,321
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	53,013
Deferred Revenue	2,528
Lease liability - current	30,979
Other Accrued Liabilities	1,300,361
Current Debt Obligations	663,660
Current Liabilities	**2,502,862**
Total Long Term Debt	4,735,710
Non Current Deferred Tax Liability	109,327
Non-current deferred revenue	-
Lease liability - non current	348,061
All Other Long Term Liabilities	73,605
Long Term Liabilities	**5,266,703**
Total Liabilities	**7,769,565**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	5,140
Common Stock in Treasury Total	(515,042)
Additional Paid in Capital	1,109,127
Accumulated Other Comprehensive Income/(Loss)	42,472
Total Retained Earnings	5,407,000
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**6,048,697**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,048,697**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,818,262**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	402,344
Anti Financial Crime	-
Total Other Revenues	77,124
Total Revenues	**479,468**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**479,468**
Operating Expenses:	
Compensation and Benefits	223,886
Marketing and Advertising	21,127
Depr and Amortization	16,055
Professional and Contract Services	48,956
Computer Ops and Data Communication	44,353
Occupancy	20,522
Regulatory	5,735
General Administrative and Other	82,702
Merger Related Expenses Total	82,284
Total Operating Expenses	**545,619**
Operating Income	**(66,151)**
Total Interest Income	43,598
Total Interest Expense	(127,306)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	2,961
Income from Unconsolidated Investees - net	792
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(146,102)**
Income Tax Provisions	**178,213**
Net Income	**(324,314)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(324,314)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12,124
Right of use asset	-
Total Long Term Assets	**12,124**
Total Assets	**12,124**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	12,124
Current Debt Obligations	-
Current Liabilities	**12,124**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**12,124**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,124**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(197)
Current restricted Cash and Cash equivalents	-
Other Current Assets	17,438
Margin Deposits & Default Fund	-
Total Current Assets	**17,241**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**440**
Total Assets	**17,681**
LIABILITIES	
Total AP and Accrued Expenses	127
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	10
Lease liability - current	-
Other Accrued Liabilities	153
Current Debt Obligations	-
Current Liabilities	**290**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(83)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**(25)**
Total Liabilities	**265**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	16,416
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,416**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,416**
Total Liabilities Non Controlling Interest and Stockholders Equity	**17,681**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	64
Capital Access Platforms	83,851
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**83,915**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**83,915**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	77
Professional and Contract Services	12
Computer Ops and Data Communication	8
Occupancy	-
Regulatory	-
General Administrative and Other	1,406
Merger Related Expenses Total	-
Total Operating Expenses	**1,503**
Operating Income	**82,411**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**82,411**
Income Tax Provisions	**22,050**
Net Income	**60,361**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**60,361**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(39)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(39)**
Total Assets	**(39)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2,179
Current Debt Obligations	-
Current Liabilities	**2,179**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(1)**
Total Liabilities	**2,179**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,860)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(2,218)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(2,218)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(39)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2)**
Income Tax Provisions	**(1)**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	58,705
Current restricted Cash and Cash equivalents	-
Other Current Assets	46,128
Margin Deposits & Default Fund	-
Total Current Assets	**104,833**
Long Term Assets:	
Total Property and Equipment - Net	950
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	165,066
Right of use asset	-
Total Long Term Assets	**166,015**
Total Assets	**270,848**
LIABILITIES	
Total AP and Accrued Expenses	32,821
SEC 31a Payable to the SEC	6,475
Accrued Personnel Costs	1,625
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	273
Current Debt Obligations	-
Current Liabilities	**41,194**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	14
Long Term Liabilities	**14**
Total Liabilities	**41,208**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	129,392
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**229,641**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**229,641**
Total Liabilities Non Controlling Interest and Stockholders Equity	**270,848**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	304,093
Capital Access Platforms	20,683
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**324,776**
COST OF REVENUES	
Liquidity Rebates	**(183,461)**
Brokerage, Clearance and Exchange Fees	**(16,881)**
Total Cost of Revenues	**(200,342)**
Revenues less Cost of Revenues	**124,434**
Operating Expenses:	
Compensation and Benefits	5,984
Marketing and Advertising	136
Depr and Amortization	907
Professional and Contract Services	3,354
Computer Ops and Data Communication	1,794
Occupancy	669
Regulatory	984
General Administrative and Other	4,861
Merger Related Expenses Total	-
Total Operating Expenses	**18,689**
Operating Income	**105,746**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	14,301
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**120,047**
Income Tax Provisions	**-**
Net Income	**120,047**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**120,047**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	6,428
Current restricted Cash and Cash equivalents	-
Other Current Assets	13,071
Margin Deposits & Default Fund	-
Total Current Assets	**19,498**
Long Term Assets:	
Total Property and Equipment - Net	4,192
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	8,132
Right of use asset	-
Total Long Term Assets	**12,324**
Total Assets	**31,822**
LIABILITIES	
Total AP and Accrued Expenses	281
SEC 31a Payable to the SEC	1,045
Accrued Personnel Costs	(0)
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3,096
Current Debt Obligations	-
Current Liabilities	**4,421**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,421**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	22,210
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**27,401**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**27,401**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31,822**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	49,167
Capital Access Platforms	1,099
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**50,266**
COST OF REVENUES	
Liquidity Rebates	**(17,448)**
Brokerage, Clearance and Exchange Fees	**(2,464)**
Total Cost of Revenues	**(19,912)**
Revenues less Cost of Revenues	**30,354**
Operating Expenses:	
Compensation and Benefits	7
Marketing and Advertising	17
Depr and Amortization	105
Professional and Contract Services	(402)
Computer Ops and Data Communication	1,146
Occupancy	-
Regulatory	484
General Administrative and Other	1,842
Merger Related Expenses Total	-
Total Operating Expenses	**3,199**
Operating Income	**27,155**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**27,157**
Income Tax Provisions	**-**
Net Income	**27,157**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**27,157**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

Notes: Dissolved 8/2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	11
Investments	-
Total Receivables - Net	56,426
Current restricted Cash and Cash equivalents	-
Other Current Assets	86,784
Margin Deposits & Default Fund	-
Total Current Assets	**143,221**
Long Term Assets:	
Total Property and Equipment - Net	26,446
Goodwill	503,610
Other Intangibles	248,371
Non Current Deferred Taxes	9,660
Other Long Term Assets	157,569
Right of use asset	22,922
Total Long Term Assets	**968,579**
Total Assets	**1,111,800**
LIABILITIES	
Total AP and Accrued Expenses	2,863
SEC 31a Payable to the SEC	43,891
Accrued Personnel Costs	3,967
Deferred Revenue	88
Lease liability - current	2,554
Other Accrued Liabilities	5,960
Current Debt Obligations	-
Current Liabilities	**59,322**
Total Long Term Debt	-
Non Current Deferred Tax Liability	99,999
Non-current deferred revenue	-
Lease liability - non current	27,727
All Other Long Term Liabilities	22,514
Long Term Liabilities	**150,241**
Total Liabilities	**209,563**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	1,609
Total Retained Earnings	827,170
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**902,237**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**902,237**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,111,800**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	454,174
Capital Access Platforms	10,736
Anti Financial Crime	-
Total Other Revenues	583
Total Revenues	**465,493**
COST OF REVENUES	
Liquidity Rebates	**(251,367)**
Brokerage, Clearance and Exchange Fees	**(69,284)**
Total Cost of Revenues	**(320,652)**
Revenues less Cost of Revenues	**144,841**
Operating Expenses:	
Compensation and Benefits	17,243
Marketing and Advertising	889
Depr and Amortization	9,854
Professional and Contract Services	1,249
Computer Ops and Data Communication	3,123
Occupancy	3,587
Regulatory	3,931
General Administrative and Other	7,605
Merger Related Expenses Total	148
Total Operating Expenses	**47,629**
Operating Income	**97,212**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	14,301
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**111,513**
Income Tax Provisions	**28,256**
Net Income	**83,257**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**83,257**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,902
Right of use asset	-
Total Long Term Assets	**2,902**
Total Assets	**2,902**
LIABILITIES	
Total AP and Accrued Expenses	2,902
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,902**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,902**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	91,097
Margin Deposits & Default Fund	-
Total Current Assets	**91,097**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**90,402**
LIABILITIES	
Total AP and Accrued Expenses	1,460
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,477
Current Debt Obligations	-
Current Liabilities	**2,937**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**2,937**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	67,465
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**87,465**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**87,465**
Total Liabilities Non Controlling Interest and Stockholders Equity	**90,402**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	146,481
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**146,481**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**146,481**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	382
Computer Ops and Data Communication	623
Occupancy	15,055
Regulatory	-
General Administrative and Other	2,890
Merger Related Expenses Total	-
Total Operating Expenses	**18,950**
Operating Income	**127,531**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**127,531**
Income Tax Provisions	**-**
Net Income	**127,531**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**127,531**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	9,705
Investments	-
Total Receivables - Net	30
Current restricted Cash and Cash equivalents	256
Other Current Assets	18
Margin Deposits & Default Fund	-
Total Current Assets	**10,009**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**10,207**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	1,300
Current Debt Obligations	-
Current Liabilities	**1,300**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,300**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	8,408
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**8,908**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,908**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,207**

Nasdaq, Inc.
Unconsolidated Statement of Income -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	942
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**942**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**942**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,787
Computer Ops and Data Communication	52
Occupancy	-
Regulatory	40
General Administrative and Other	66
Merger Related Expenses Total	-
Total Operating Expenses	**1,945**
Operating Income	**(1,003)**
Total Interest Income	33
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(970)**
Income Tax Provisions	**-**
Net Income	**(970)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(970)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,053
Margin Deposits & Default Fund	-
Total Current Assets	**11,053**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23,321
Right of use asset	-
Total Long Term Assets	**23,321**
Total Assets	**34,374**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	7,858
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,374**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,374**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,374**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	216
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,958
Margin Deposits & Default Fund	-
Total Current Assets	**2,174**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	18
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,569**
Total Assets	**3,743**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	378
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**378**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**378**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,949
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,365**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,365**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,743**

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	1,096
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**1,096**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,096**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	12
Merger Related Expenses Total	-
Total Operating Expenses	**12**
Operating Income	**1,084**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,084**
Income Tax Provisions	**291**
Net Income	**793**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**793**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	7,149
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,508
Margin Deposits & Default Fund	-
Total Current Assets	**16,657**
Long Term Assets:	
Total Property and Equipment - Net	370
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**405**
Total Assets	**17,062**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(0)
Lease liability - current	-
Other Accrued Liabilities	437
Current Debt Obligations	-
Current Liabilities	**437**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**437**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	16,625
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,625**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,625**
Total Liabilities Non Controlling Interest and Stockholders Equity	**17,062**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	17,922
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**17,922**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**17,922**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	51
Professional and Contract Services	2,031
Computer Ops and Data Communication	1,899
Occupancy	-
Regulatory	-
General Administrative and Other	176
Merger Related Expenses Total	-
Total Operating Expenses	**4,157**
Operating Income	**13,765**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**13,765**
Income Tax Provisions	**-**
Net Income	**13,765**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**13,765**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	124
Margin Deposits & Default Fund	-
Total Current Assets	**124**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	2,098
Non Current Deferred Taxes	0
Other Long Term Assets	59
Right of use asset	-
Total Long Term Assets	**3,421**
Total Assets	**3,545**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	856
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**856**
Total Liabilities	**856**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,314
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(625)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,688**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,688**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,545**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	213
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**214**
Operating Income	**(214)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(214)**
Income Tax Provisions	**-**
Net Income	**(214)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(214)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	257
Investments	-
Total Receivables - Net	312
Current restricted Cash and Cash equivalents	-
Other Current Assets	528
Margin Deposits & Default Fund	-
Total Current Assets	**1,097**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,653
Other Intangibles	994
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,647**
Total Assets	**4,744**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	761
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**761**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1**
Total Liabilities	**762**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,868
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,114
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,982**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,982**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,744**

Nasdaq, Inc.
Unconsolidated Statement of Income -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	1,327
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**1,327**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,327**
Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	12
Depr and Amortization	142
Professional and Contract Services	19
Computer Ops and Data Communication	38
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**213**
Operating Income	**1,114**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,114**
Income Tax Provisions	**-**
Net Income	**1,114**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,114**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,935
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,202
Margin Deposits & Default Fund	-
Total Current Assets	**6,137**
Long Term Assets:	
Total Property and Equipment - Net	8,880
Goodwill	135,483
Other Intangibles	7,725
Non Current Deferred Taxes	6,879
Other Long Term Assets	48
Right of use asset	423
Total Long Term Assets	**159,438**
Total Assets	**165,575**
LIABILITIES	
Total AP and Accrued Expenses	1,712
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,803
Deferred Revenue	8,104
Lease liability - current	396
Other Accrued Liabilities	4,020
Current Debt Obligations	-
Current Liabilities	**17,035**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,344
Non-current deferred revenue	-
Lease liability - non current	234
All Other Long Term Liabilities	-
Long Term Liabilities	**4,578**
Total Liabilities	**21,612**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	158,189
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(14,226)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**143,963**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**143,963**
Total Liabilities Non Controlling Interest and Stockholders Equity	**165,575**

Nasdaq, Inc.
Unconsolidated Statement of Income -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	24,190
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**24,190**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**24,190**
Operating Expenses:	
Compensation and Benefits	16,654
Marketing and Advertising	3
Depr and Amortization	6,116
Professional and Contract Services	2,509
Computer Ops and Data Communication	3,967
Occupancy	516
Regulatory	-
General Administrative and Other	712
Merger Related Expenses Total	-
Total Operating Expenses	**30,477**
Operating Income	**(6,287)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(6,287)**
Income Tax Provisions	**(8,005)**
Net Income	**1,718**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,718**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**72**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	3
Current Debt Obligations	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	12
Long Term Liabilities	**7**
Total Liabilities	**10**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(678)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**61**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**61**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72**

Nasdaq, Inc.
Unconsolidated Statement of Income -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	159
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,637
Margin Deposits & Default Fund	-
Total Current Assets	**14,796**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	22,879
Non Current Deferred Taxes	9
Other Long Term Assets	19,172
Right of use asset	634
Total Long Term Assets	**46,492**
Total Assets	**61,289**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	435
Other Accrued Liabilities	1,023
Current Debt Obligations	-
Current Liabilities	**1,459**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	267
All Other Long Term Liabilities	539
Long Term Liabilities	**10,077**
Total Liabilities	**11,536**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	(203)
Total Retained Earnings	(2,115)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**49,753**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,753**
Total Liabilities Non Controlling Interest and Stockholders Equity	**61,289**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	(0)
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**(0)**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**(0)**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	2,327
Professional and Contract Services	7
Computer Ops and Data Communication	-
Occupancy	425
Regulatory	-
General Administrative and Other	15
Merger Related Expenses Total	-
Total Operating Expenses	**2,774**
Operating Income	**(2,774)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2,774)**
Income Tax Provisions	**-**
Net Income	**(2,774)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,774)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(15)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(15)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(15)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	273
Investments	-
Total Receivables - Net	23
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,624
Margin Deposits & Default Fund	-
Total Current Assets	**1,919**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	10,159
Other Intangibles	1,326
Non Current Deferred Taxes	(425)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**11,060**
Total Assets	**12,979**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(64)
Current Debt Obligations	-
Current Liabilities	**(64)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	341
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**341**
Total Liabilities	**277**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,124
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	578
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12,703**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,703**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,979**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	210
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**210**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**210**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	361
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**362**
Operating Income	**(152)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(152)**
Income Tax Provisions	**(50)**
Net Income	**(102)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(102)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: 40% owned, directly or indirectly, by Nasdaq, Inc.- not in HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -Titan Parent Company, LLC
(in thousands, unaudited)

Notes: 27.54% owned, directly or indirectly, by Nasdaq, Inc. -not in HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	77,812
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,184
Margin Deposits & Default Fund	-
Total Current Assets	**89,996**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Right of use asset	-
Total Long Term Assets	**937,459**
Total Assets	**1,027,455**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	8,510
Current Debt Obligations	-
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,820**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(50,253)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,019,635**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,019,635**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,027,455**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	3,519
Total Revenues	**3,519**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,519**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	93
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**93**
Operating Income	**3,427**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**3,427**
Income Tax Provisions	**874**
Net Income	**2,553**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,553**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	162,527
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**162,527**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	9,737
Other Long Term Assets	1,028,315
Right of use asset	-
Total Long Term Assets	**1,038,052**
Total Assets	**1,200,579**
LIABILITIES	
Total AP and Accrued Expenses	111,847
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(113)
Current Debt Obligations	-
Current Liabilities	**111,733**
Total Long Term Debt	-
Non Current Deferred Tax Liability	63,635
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**63,635**
Total Liabilities	**175,368**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,104)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,025,211**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,025,211**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,200,579**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	24
Total Operating Expenses	**24**
Operating Income	**(24)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(24)**
Income Tax Provisions	**(32,940)**
Net Income	**32,916**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**32,916**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	711
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**711**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**711**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	438
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	273
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**711**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**711**
Total Liabilities Non Controlling Interest and Stockholders Equity	**711**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin USA, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	3,776
Total Revenues	**3,776**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**3,776**
Operating Expenses:	
Compensation and Benefits	3,328
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	91
Occupancy	-
Regulatory	-
General Administrative and Other	177
Merger Related Expenses Total	-
Total Operating Expenses	**3,596**
Operating Income	**180**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**180**
Income Tax Provisions	-
Net Income	**180**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**180**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**14**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**14**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14**

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,376
Investments	-
Total Receivables - Net	67
Current restricted Cash and Cash equivalents	799
Other Current Assets	67
Margin Deposits & Default Fund	-
Total Current Assets	**2,308**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	16
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**16**
Total Assets	**2,325**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	108
Deferred Revenue	26
Lease liability - current	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current Liabilities	**176**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	57
Lease liability - non current	-
All Other Long Term Liabilities	10
Long Term Liabilities	**67**
Total Liabilities	**243**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(974)
Total Retained Earnings	(560)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,120**
Non Controlling Interest	(38)
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,082**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,325**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	493
Capital Access Platforms	580
Anti Financial Crime	-
Total Other Revenues	636
Total Revenues	**1,709**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,709**
Operating Expenses:	
Compensation and Benefits	432
Marketing and Advertising	36
Depr and Amortization	-
Professional and Contract Services	55
Computer Ops and Data Communication	98
Occupancy	16
Regulatory	21
General Administrative and Other	119
Merger Related Expenses Total	-
Total Operating Expenses	**776**
Operating Income	**933**
Total Interest Income	-
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**931**
Income Tax Provisions	**139**
Net Income	**792**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**792**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	150
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(32)
Margin Deposits & Default Fund	-
Total Current Assets	**118**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**118**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(11)
Current Debt Obligations	-
Current Liabilities	**(8)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(8)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	31
Common Stock in Treasury Total	-
Additional Paid in Capital	110
Accumulated Other Comprehensive Income/(Loss)	(20)
Total Retained Earnings	5
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**126**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**126**
Total Liabilities Non Controlling Interest and Stockholders Equity	**118**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**3**
Operating Income	**(3)**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3)**
Income Tax Provisions	**-**
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	195
Investments	-
Total Receivables - Net	141
Current restricted Cash and Cash equivalents	289
Other Current Assets	(253)
Margin Deposits & Default Fund	-
Total Current Assets	**372**
Long Term Assets:	
Total Property and Equipment - Net	575
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	28
Total Long Term Assets	**606**
Total Assets	**978**
LIABILITIES	
Total AP and Accrued Expenses	54
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	52
Deferred Revenue	7
Lease liability - current	29
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current Liabilities	**141**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**141**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	229
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/(Loss)	(118)
Total Retained Earnings	312
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**837**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**837**
Total Liabilities Non Controlling Interest and Stockholders Equity	**978**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	1,227
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	78
Total Revenues	**1,305**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,305**
Operating Expenses:	
Compensation and Benefits	274
Marketing and Advertising	4
Depr and Amortization	200
Professional and Contract Services	412
Computer Ops and Data Communication	309
Occupancy	46
Regulatory	12
General Administrative and Other	153
Merger Related Expenses Total	-
Total Operating Expenses	**1,409**
Operating Income	**(104)**
Total Interest Income	0
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(106)**
Income Tax Provisions	**-**
Net Income	**(106)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(106)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,403
Investments	-
Total Receivables - Net	45,606
Current restricted Cash and Cash equivalents	-
Other Current Assets	20,947
Margin Deposits & Default Fund	-
Total Current Assets	**70,956**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	68,552
Other Intangibles	41,138
Non Current Deferred Taxes	9
Other Long Term Assets	43,916
Right of use asset	-
Total Long Term Assets	**153,615**
Total Assets	**224,571**
LIABILITIES	
Total AP and Accrued Expenses	59
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(41)
Deferred Revenue	9,038
Lease liability - current	-
Other Accrued Liabilities	1,838
Current Debt Obligations	-
Current Liabilities	**10,895**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,474
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**8,474**
Total Liabilities	**19,369**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/(Loss)	(22,922)
Total Retained Earnings	13,516
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**205,202**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**205,202**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224,571**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	49,583
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	47
Total Revenues	**49,630**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**49,630**
Operating Expenses:	
Compensation and Benefits	91
Marketing and Advertising	-
Depr and Amortization	5,107
Professional and Contract Services	119
Computer Ops and Data Communication	19,582
Occupancy	13
Regulatory	0
General Administrative and Other	(162)
Merger Related Expenses Total	-
Total Operating Expenses	**24,751**
Operating Income	**24,880**
Total Interest Income	49
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	57
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**24,985**
Income Tax Provisions	**1,627**
Net Income	**23,358**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**23,358**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2020 2021, and 2022

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	737
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,694
Accumulated Other Comprehensive Income/(Loss)	7
Total Retained Earnings	62,323
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**115,024**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,024**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,618
Investments	-
Total Receivables - Net	3,805
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,539
Margin Deposits & Default Fund	-
Total Current Assets	**9,963**
Long Term Assets:	
Total Property and Equipment - Net	12
Goodwill	7,314
Other Intangibles	27,681
Non Current Deferred Taxes	1,217
Other Long Term Assets	5,368
Right of use asset	-
Total Long Term Assets	**41,592**
Total Assets	**51,555**
LIABILITIES	
Total AP and Accrued Expenses	3,203
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,124
Deferred Revenue	11,528
Lease liability - current	-
Other Accrued Liabilities	(29)
Current Debt Obligations	-
Current Liabilities	**15,826**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,452
Non-current deferred revenue	132
Lease liability - non current	-
All Other Long Term Liabilities	2,177
Long Term Liabilities	**8,762**
Total Liabilities	**24,588**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	(2,875)
Total Retained Earnings	(14,084)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**26,967**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**26,967**
Total Liabilities Non Controlling Interest and Stockholders Equity	**51,555**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	17,856
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**17,856**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**17,856**
Operating Expenses:	
Compensation and Benefits	8,098
Marketing and Advertising	230
Depr and Amortization	2,881
Professional and Contract Services	7,181
Computer Ops and Data Communication	29
Occupancy	917
Regulatory	-
General Administrative and Other	99
Merger Related Expenses Total	-
Total Operating Expenses	**19,435**
Operating Income	**(1,579)**
Total Interest Income	12
Total Interest Expense	(12)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,579)**
Income Tax Provisions	**(541)**
Net Income	**(1,038)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,038)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	836
Investments	-
Total Receivables - Net	498
Current restricted Cash and Cash equivalents	-
Other Current Assets	809
Margin Deposits & Default Fund	-
Total Current Assets	**2,143**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,410
Other Intangibles	3,082
Non Current Deferred Taxes	214
Other Long Term Assets	1
Right of use asset	-
Total Long Term Assets	**4,708**
Total Assets	**6,850**
LIABILITIES	
Total AP and Accrued Expenses	86
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	68
Deferred Revenue	1,434
Lease liability - current	-
Other Accrued Liabilities	0
Current Debt Obligations	-
Current Liabilities	**1,589**
Total Long Term Debt	-
Non Current Deferred Tax Liability	925
Non-current deferred revenue	61
Lease liability - non current	-
All Other Long Term Liabilities	51
Long Term Liabilities	**1,037**
Total Liabilities	**2,626**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(546)
Total Retained Earnings	(1,570)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,225**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,225**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,850**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	2,096
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**2,096**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,096**
Operating Expenses:	
Compensation and Benefits	760
Marketing and Advertising	1
Depr and Amortization	319
Professional and Contract Services	1,187
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	41
Merger Related Expenses Total	-
Total Operating Expenses	**2,307**
Operating Income	**(212)**
Total Interest Income	9
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(204)**
Income Tax Provisions	**(96)**
Net Income	**(109)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(109)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	240
Margin Deposits & Default Fund	-
Total Current Assets	**240**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,398
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10,077
Right of use asset	-
Total Long Term Assets	**11,475**
Total Assets	**11,715**
LIABILITIES	
Total AP and Accrued Expenses	150
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	85
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(261)
Current Debt Obligations	-
Current Liabilities	**(26)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10,008
Long Term Liabilities	**10,008**
Total Liabilities	**9,981**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	1,734
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,733**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,733**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,715**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,208
Total Revenues	**1,208**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,208**
Operating Expenses:	
Compensation and Benefits	908
Marketing and Advertising	62
Depr and Amortization	-
Professional and Contract Services	85
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	58
Merger Related Expenses Total	-
Total Operating Expenses	**1,113**
Operating Income	**96**
Total Interest Income	-
Total Interest Expense	(3)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**93**
Income Tax Provisions	**84**
Net Income	**8**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**8**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	262
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(307)
Margin Deposits & Default Fund	-
Total Current Assets	**(45)**
Long Term Assets:	
Total Property and Equipment - Net	134
Goodwill	1,668
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,802**
Total Assets	**1,757**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	93
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(10)
Current Debt Obligations	-
Current Liabilities	**108**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**108**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(362)
Total Retained Earnings	(732)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,649**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,649**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,757**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,049
Total Revenues	**1,049**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,049**
Operating Expenses:	
Compensation and Benefits	709
Marketing and Advertising	-
Depr and Amortization	112
Professional and Contract Services	38
Computer Ops and Data Communication	-
Occupancy	76
Regulatory	-
General Administrative and Other	27
Merger Related Expenses Total	-
Total Operating Expenses	**963**
Operating Income	**86**
Total Interest Income	-
Total Interest Expense	(14)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**72**
Income Tax Provisions	-
Net Income	**72**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**72**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kuberno Limited
(in thousands, unaudited)

Notes: 25.93% owned, directly or indirectly, by Nasdaq, Inc. - not in HFM - Equity Investments

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	99
Investments	-
Total Receivables - Net	1,008
Current restricted Cash and Cash equivalents	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**1,123**
Long Term Assets:	
Total Property and Equipment - Net	29
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**29**
Total Assets	**1,152**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	199
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**200**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**200**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/(Loss)	(171)
Total Retained Earnings	937
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**953**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**953**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,152**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,781
Total Revenues	**1,781**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,781**
Operating Expenses:	
Compensation and Benefits	862
Marketing and Advertising	-
Depr and Amortization	42
Professional and Contract Services	585
Computer Ops and Data Communication	0
Occupancy	91
Regulatory	-
General Administrative and Other	(123)
Merger Related Expenses Total	105
Total Operating Expenses	**1,562**
Operating Income	**219**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**219**
Income Tax Provisions	**12**
Net Income	**206**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**206**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	357
Investments	-
Total Receivables - Net	1,322
Current restricted Cash and Cash equivalents	-
Other Current Assets	871
Margin Deposits & Default Fund	-
Total Current Assets	**2,550**
Long Term Assets:	
Total Property and Equipment - Net	434
Goodwill	2,121
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,556**
Total Assets	**5,106**
LIABILITIES	
Total AP and Accrued Expenses	1,052
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	111
Deferred Revenue	1,381
Lease liability - current	-
Other Accrued Liabilities	410
Current Debt Obligations	-
Current Liabilities	**2,953**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	8
Lease liability - non current	-
All Other Long Term Liabilities	738
Long Term Liabilities	**746**
Total Liabilities	**3,699**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,039
Accumulated Other Comprehensive Income/(Loss)	(3,062)
Total Retained Earnings	(17,571)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,407**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,407**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,106**

Nasdaq, Inc.
Unconsolidated Statement of Income -Metrio Software Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	1,887
Anti Financial Crime	-
Total Other Revenues	242
Total Revenues	**2,129**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**2,129**
Operating Expenses:	
Compensation and Benefits	2,333
Marketing and Advertising	78
Depr and Amortization	730
Professional and Contract Services	463
Computer Ops and Data Communication	211
Occupancy	52
Regulatory	-
General Administrative and Other	(152)
Merger Related Expenses Total	-
Total Operating Expenses	**3,714**
Operating Income	**(1,585)**
Total Interest Income	4
Total Interest Expense	(15)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,596)**
Income Tax Provisions	**-**
Net Income	**(1,596)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,596)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	2,555
Investments	-
Total Receivables - Net	(3)
Current restricted Cash and Cash equivalents	-
Other Current Assets	17
Margin Deposits & Default Fund	-
Total Current Assets	**2,570**
Long Term Assets:	
Total Property and Equipment - Net	115
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	688
Total Long Term Assets	**804**
Total Assets	**3,373**
LIABILITIES	
Total AP and Accrued Expenses	84
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	722
Deferred Revenue	-
Lease liability - current	263
Other Accrued Liabilities	196
Current Debt Obligations	-
Current Liabilities	**1,265**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	455
All Other Long Term Liabilities	-
Long Term Liabilities	**455**
Total Liabilities	**1,720**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	60
Total Retained Earnings	581
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,654**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,654**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,373**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	7,373
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,850
Total Revenues	**9,223**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**9,223**
Operating Expenses:	
Compensation and Benefits	2,932
Marketing and Advertising	160
Depr and Amortization	47
Professional and Contract Services	5,064
Computer Ops and Data Communication	85
Occupancy	308
Regulatory	-
General Administrative and Other	260
Merger Related Expenses Total	-
Total Operating Expenses	**8,855**
Operating Income	**367**
Total Interest Income	12
Total Interest Expense	(3)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**376**
Income Tax Provisions	**76**
Net Income	**300**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**300**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(1,672)
Investments	-
Total Receivables - Net	585
Current restricted Cash and Cash equivalents	-
Other Current Assets	(605,252)
Margin Deposits & Default Fund	-
Total Current Assets	**(606,338)**
Long Term Assets:	
Total Property and Equipment - Net	2,316
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,238
Other Long Term Assets	(3,306,388)
Right of use asset	15,844
Total Long Term Assets	**(3,286,990)**
Total Assets	**(3,893,328)**
LIABILITIES	
Total AP and Accrued Expenses	629
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,176
Deferred Revenue	-
Lease liability - current	5,026
Other Accrued Liabilities	354,413
Current Debt Obligations	-
Current Liabilities	**361,244**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	10,818
All Other Long Term Liabilities	1,698
Long Term Liabilities	**12,516**
Total Liabilities	**373,760**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	525,997
Total Retained Earnings	(603,199)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(4,267,089)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4,267,089)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,893,328)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	10,432
Total Revenues	**10,432**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**10,432**
Operating Expenses:	
Compensation and Benefits	4,262
Marketing and Advertising	(8)
Depr and Amortization	514
Professional and Contract Services	1,325
Computer Ops and Data Communication	67
Occupancy	(255)
Regulatory	-
General Administrative and Other	2,301
Merger Related Expenses Total	-
Total Operating Expenses	**8,205**
Operating Income	**2,227**
Total Interest Income	0
Total Interest Expense	(14,728)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	116
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(12,385)**
Income Tax Provisions	**(773)**
Net Income	**(11,612)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(11,612)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	40,989
Other Intangibles	3,639
Non Current Deferred Taxes	-
Other Long Term Assets	5,442
Right of use asset	-
Total Long Term Assets	**50,070**
Total Assets	**50,086**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(28)
Current Debt Obligations	-
Current Liabilities	**(28)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,092
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,092**
Total Liabilities	**1,063**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/(Loss)	(13,707)
Total Retained Earnings	(15,017)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**49,022**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,022**
Total Liabilities Non Controlling Interest and Stockholders Equity	**50,086**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	742
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(0)
Merger Related Expenses Total	-
Total Operating Expenses	**742**
Operating Income	**(742)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(742)**
Income Tax Provisions	**(223)**
Net Income	**(519)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(519)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	5,059
Investments	-
Total Receivables - Net	336
Current restricted Cash and Cash equivalents	-
Other Current Assets	89
Margin Deposits & Default Fund	-
Total Current Assets	**5,484**
Long Term Assets:	
Total Property and Equipment - Net	1,666
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	2,519
Total Long Term Assets	**4,185**
Total Assets	**9,668**
LIABILITIES	
Total AP and Accrued Expenses	715
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,082
Deferred Revenue	-
Lease liability - current	911
Other Accrued Liabilities	210
Current Debt Obligations	-
Current Liabilities	**4,918**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	1,771
All Other Long Term Liabilities	-
Long Term Liabilities	**1,771**
Total Liabilities	**6,690**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,817
Accumulated Other Comprehensive Income/(Loss)	(66)
Total Retained Earnings	(772)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,979**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,979**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,668**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	22,409
Total Revenues	**22,409**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**22,409**
Operating Expenses:	
Compensation and Benefits	16,545
Marketing and Advertising	3
Depr and Amortization	525
Professional and Contract Services	2,259
Computer Ops and Data Communication	372
Occupancy	756
Regulatory	-
General Administrative and Other	734
Merger Related Expenses Total	4
Total Operating Expenses	**21,198**
Operating Income	**1,211**
Total Interest Income	28
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,239**
Income Tax Provisions	**246**
Net Income	**994**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**994**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	10,148
Investments	127,073
Total Receivables - Net	705
Current restricted Cash and Cash equivalents	0
Other Current Assets	75,886
Margin Deposits & Default Fund	7,021,390
Total Current Assets	**7,235,202**
Long Term Assets:	
Total Property and Equipment - Net	20
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	658,652
Right of use asset	-
Total Long Term Assets	**658,676**
Total Assets	**7,893,878**
LIABILITIES	
Total AP and Accrued Expenses	27,184
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,821
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	7,016,458
Current Debt Obligations	-
Current Liabilities	**7,046,463**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**7,046,463**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	143,888
Total Retained Earnings	(437,456)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**847,415**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**847,415**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,893,878**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	58,440
Capital Access Platforms	449
Anti Financial Crime	-
Total Other Revenues	1,670
Total Revenues	**60,559**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**60,559**
Operating Expenses:	
Compensation and Benefits	9,054
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	5,003
Computer Ops and Data Communication	19,285
Occupancy	579
Regulatory	(2,763)
General Administrative and Other	3,182
Merger Related Expenses Total	-
Total Operating Expenses	**34,342**
Operating Income	**26,217**
Total Interest Income	584
Total Interest Expense	(403)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(1,184)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**25,214**
Income Tax Provisions	**3,724**
Net Income	**21,490**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**21,490**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,709
Investments	-
Total Receivables - Net	5,014
Current restricted Cash and Cash equivalents	4,724
Other Current Assets	39,342
Margin Deposits & Default Fund	-
Total Current Assets	**50,788**
Long Term Assets:	
Total Property and Equipment - Net	175
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	923
Other Long Term Assets	139
Right of use asset	-
Total Long Term Assets	**1,237**
Total Assets	**52,025**
LIABILITIES	
Total AP and Accrued Expenses	139
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,047
Deferred Revenue	1,285
Lease liability - current	-
Other Accrued Liabilities	384
Current Debt Obligations	-
Current Liabilities	**3,855**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,537
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,537**
Total Liabilities	**6,392**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(7,992)
Total Retained Earnings	1,496
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**45,633**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**45,633**
Total Liabilities Non Controlling Interest and Stockholders Equity	**52,025**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	22,891
Capital Access Platforms	28,484
Anti Financial Crime	-
Total Other Revenues	2,027
Total Revenues	**53,402**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**53,402**
Operating Expenses:	
Compensation and Benefits	7,810
Marketing and Advertising	168
Depr and Amortization	56
Professional and Contract Services	2,683
Computer Ops and Data Communication	4,241
Occupancy	700
Regulatory	1,075
General Administrative and Other	1,382
Merger Related Expenses Total	(7,361)
Total Operating Expenses	**10,755**
Operating Income	**42,648**
Total Interest Income	229
Total Interest Expense	(26)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**42,851**
Income Tax Provisions	**8,139**
Net Income	**34,712**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**34,712**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	13,152
Investments	-
Total Receivables - Net	2,815
Current restricted Cash and Cash equivalents	-
Other Current Assets	700
Margin Deposits & Default Fund	-
Total Current Assets	**16,667**
Long Term Assets:	
Total Property and Equipment - Net	1,198
Goodwill	657
Other Intangibles	-
Non Current Deferred Taxes	1,385
Other Long Term Assets	874
Right of use asset	3,399
Total Long Term Assets	**7,514**
Total Assets	**24,181**
LIABILITIES	
Total AP and Accrued Expenses	1,275
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,329
Deferred Revenue	-
Lease liability - current	1,232
Other Accrued Liabilities	(2,024)
Current Debt Obligations	-
Current Liabilities	**4,811**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	2,199
All Other Long Term Liabilities	191
Long Term Liabilities	**2,390**
Total Liabilities	**7,200**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(5,362)
Total Retained Earnings	10,722
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,980**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,980**
Total Liabilities Non Controlling Interest and Stockholders Equity	**24,181**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	27,563
Total Revenues	**27,563**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**27,563**
Operating Expenses:	
Compensation and Benefits	13,243
Marketing and Advertising	9
Depr and Amortization	519
Professional and Contract Services	5,678
Computer Ops and Data Communication	1,474
Occupancy	1,590
Regulatory	-
General Administrative and Other	987
Merger Related Expenses Total	33
Total Operating Expenses	**23,532**
Operating Income	**4,031**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4,031**
Income Tax Provisions	**1,164**
Net Income	**2,867**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,867**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	14,013
Investments	-
Total Receivables - Net	6,346
Current restricted Cash and Cash equivalents	-
Other Current Assets	22,971
Margin Deposits & Default Fund	-
Total Current Assets	**43,330**
Long Term Assets:	
Total Property and Equipment - Net	6,720
Goodwill	61,512
Other Intangibles	509
Non Current Deferred Taxes	36
Other Long Term Assets	416
Right of use asset	8,990
Total Long Term Assets	**78,183**
Total Assets	**121,513**
LIABILITIES	
Total AP and Accrued Expenses	2,526
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,070
Deferred Revenue	6,388
Lease liability - current	169
Other Accrued Liabilities	2,509
Current Debt Obligations	-
Current Liabilities	**12,662**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,441
Non-current deferred revenue	-
Lease liability - non current	12,815
All Other Long Term Liabilities	48
Long Term Liabilities	**20,304**
Total Liabilities	**32,966**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(26,349)
Total Retained Earnings	(21,795)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**88,547**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**88,547**
Total Liabilities Non Controlling Interest and Stockholders Equity	**121,513**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	41,971
Anti Financial Crime	-
Total Other Revenues	5,369
Total Revenues	**47,340**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**47,340**
Operating Expenses:	
Compensation and Benefits	6,733
Marketing and Advertising	230
Depr and Amortization	3,030
Professional and Contract Services	8,308
Computer Ops and Data Communication	11,557
Occupancy	(198)
Regulatory	-
General Administrative and Other	482
Merger Related Expenses Total	-
Total Operating Expenses	**30,143**
Operating Income	**17,197**
Total Interest Income	291
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**17,488**
Income Tax Provisions	**3,121**
Net Income	**14,367**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**14,367**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	2,810
Investments	15,684
Total Receivables - Net	205
Current restricted Cash and Cash equivalents	-
Other Current Assets	147
Margin Deposits & Default Fund	-
Total Current Assets	**18,846**
Long Term Assets:	
Total Property and Equipment - Net	367
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	7,303
Right of use asset	130
Total Long Term Assets	**7,803**
Total Assets	**26,649**
LIABILITIES	
Total AP and Accrued Expenses	8,026
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	155
Deferred Revenue	7
Lease liability - current	45
Other Accrued Liabilities	41
Current Debt Obligations	-
Current Liabilities	**8,273**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	85
All Other Long Term Liabilities	-
Long Term Liabilities	**85**
Total Liabilities	**8,358**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	3,424
Total Retained Earnings	8,573
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,291**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,291**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,649**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	2,451
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	2,556
Total Revenues	**5,008**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,008**
Operating Expenses:	
Compensation and Benefits	852
Marketing and Advertising	19
Depr and Amortization	9
Professional and Contract Services	2,287
Computer Ops and Data Communication	1,057
Occupancy	108
Regulatory	152
General Administrative and Other	798
Merger Related Expenses Total	-
Total Operating Expenses	**5,282**
Operating Income	**(275)**
Total Interest Income	(5)
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(167)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(446)**
Income Tax Provisions	**6**
Net Income	**(452)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(452)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	9,637
Investments	-
Total Receivables - Net	2,803
Current restricted Cash and Cash equivalents	-
Other Current Assets	4
Margin Deposits & Default Fund	-
Total Current Assets	**12,444**
Long Term Assets:	
Total Property and Equipment - Net	609
Goodwill	55,224
Other Intangibles	46,482
Non Current Deferred Taxes	55
Other Long Term Assets	-
Right of use asset	558
Total Long Term Assets	**102,928**
Total Assets	**115,373**
LIABILITIES	
Total AP and Accrued Expenses	593
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	627
Deferred Revenue	-
Lease liability - current	268
Other Accrued Liabilities	112
Current Debt Obligations	-
Current Liabilities	**1,599**
Total Long Term Debt	-
Non Current Deferred Tax Liability	12,318
Non-current deferred revenue	-
Lease liability - non current	290
All Other Long Term Liabilities	0
Long Term Liabilities	**12,608**
Total Liabilities	**14,208**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	4,467
Total Retained Earnings	(18,327)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**101,165**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**101,165**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,373**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	45,837
Capital Access Platforms	8,741
Anti Financial Crime	-
Total Other Revenues	39
Total Revenues	**54,617**
COST OF REVENUES	
Liquidity Rebates	**(29,738)**
Brokerage, Clearance and Exchange Fees	**(3)**
Total Cost of Revenues	**(29,741)**
Revenues less Cost of Revenues	**24,876**
Operating Expenses:	
Compensation and Benefits	2,233
Marketing and Advertising	54
Depr and Amortization	5,305
Professional and Contract Services	5,244
Computer Ops and Data Communication	849
Occupancy	437
Regulatory	132
General Administrative and Other	364
Merger Related Expenses Total	-
Total Operating Expenses	**14,619**
Operating Income	**10,258**
Total Interest Income	173
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**10,430**
Income Tax Provisions	**5,261**
Net Income	**5,169**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**5,169**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(91)
Investments	-
Total Receivables - Net	(0)
Current restricted Cash and Cash equivalents	-
Other Current Assets	(4,591)
Margin Deposits & Default Fund	-
Total Current Assets	**(4,681)**
Long Term Assets:	
Total Property and Equipment - Net	14,447
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	4
Right of use asset	-
Total Long Term Assets	**14,451**
Total Assets	**9,770**
LIABILITIES	
Total AP and Accrued Expenses	388
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,018
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(326)
Current Debt Obligations	-
Current Liabilities	**4,080**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,080**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(2,908)
Total Retained Earnings	8,455
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,689**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,689**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,770**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	33,088
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,866
Total Revenues	**34,954**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**34,954**
Operating Expenses:	
Compensation and Benefits	8,458
Marketing and Advertising	2
Depr and Amortization	3,565
Professional and Contract Services	1,030
Computer Ops and Data Communication	18,474
Occupancy	1,114
Regulatory	-
General Administrative and Other	3,461
Merger Related Expenses Total	252
Total Operating Expenses	**36,357**
Operating Income	**(1,403)**
Total Interest Income	10
Total Interest Expense	(197)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	183
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,406)**
Income Tax Provisions	**(41)**
Net Income	**(1,366)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,366)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	467
Investments	-
Total Receivables - Net	13
Current restricted Cash and Cash equivalents	-
Other Current Assets	483
Margin Deposits & Default Fund	-
Total Current Assets	**963**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23
Right of use asset	-
Total Long Term Assets	**23**
Total Assets	**986**
LIABILITIES	
Total AP and Accrued Expenses	35
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	196
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	35
Current Debt Obligations	-
Current Liabilities	**266**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**266**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(384)
Total Retained Earnings	1,104
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**720**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**720**
Total Liabilities Non Controlling Interest and Stockholders Equity	**986**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,515
Total Revenues	**1,515**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,515**
Operating Expenses:	
Compensation and Benefits	1,053
Marketing and Advertising	5
Depr and Amortization	-
Professional and Contract Services	38
Computer Ops and Data Communication	-
Occupancy	129
Regulatory	-
General Administrative and Other	107
Merger Related Expenses Total	-
Total Operating Expenses	**1,332**
Operating Income	**183**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**183**
Income Tax Provisions	**68**
Net Income	**115**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**115**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	447
Investments	-
Total Receivables - Net	6
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,063
Margin Deposits & Default Fund	-
Total Current Assets	**2,516**
Long Term Assets:	
Total Property and Equipment - Net	24
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	20
Right of use asset	-
Total Long Term Assets	**44**
Total Assets	**2,560**
LIABILITIES	
Total AP and Accrued Expenses	43
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	188
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	7
Current Debt Obligations	-
Current Liabilities	**239**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	707
Long Term Liabilities	**707**
Total Liabilities	**946**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	(109)
Total Retained Earnings	1,407
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,614**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,614**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,560**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,764
Total Revenues	**1,764**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,764**
Operating Expenses:	
Compensation and Benefits	1,450
Marketing and Advertising	1
Depr and Amortization	6
Professional and Contract Services	41
Computer Ops and Data Communication	23
Occupancy	89
Regulatory	-
General Administrative and Other	116
Merger Related Expenses Total	-
Total Operating Expenses	**1,725**
Operating Income	**38**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**38**
Income Tax Provisions	**18**
Net Income	**20**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**20**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	939
Investments	-
Total Receivables - Net	3,617
Current restricted Cash and Cash equivalents	4,791
Other Current Assets	35,542
Margin Deposits & Default Fund	-
Total Current Assets	**44,889**
Long Term Assets:	
Total Property and Equipment - Net	64
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	41
Other Long Term Assets	8,587
Right of use asset	-
Total Long Term Assets	**8,692**
Total Assets	**53,581**
LIABILITIES	
Total AP and Accrued Expenses	267
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,512
Deferred Revenue	1,203
Lease liability - current	-
Other Accrued Liabilities	532
Current Debt Obligations	-
Current Liabilities	**3,514**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,766
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,766**
Total Liabilities	**6,281**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(14,598)
Total Retained Earnings	69,664
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**47,173**
Non Controlling Interest	128
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**47,301**
Total Liabilities Non Controlling Interest and Stockholders Equity	**53,581**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	17,419
Capital Access Platforms	19,097
Anti Financial Crime	-
Total Other Revenues	530
Total Revenues	**37,046**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**37,046**
Operating Expenses:	
Compensation and Benefits	4,323
Marketing and Advertising	29
Depr and Amortization	48
Professional and Contract Services	3,640
Computer Ops and Data Communication	2,379
Occupancy	570
Regulatory	522
General Administrative and Other	739
Merger Related Expenses Total	-
Total Operating Expenses	**12,250**
Operating Income	**24,795**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**24,795**
Income Tax Provisions	**4,922**
Net Income	**19,874**
Net (income) expense attributable to noncontrolling interests	(19)
Net Income attributable to Nasdaq, Inc.	**19,855**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(8,862)
Investments	-
Total Receivables - Net	2,705,159
Current restricted Cash and Cash equivalents	-
Other Current Assets	10,167
Margin Deposits & Default Fund	-
Total Current Assets	**2,706,464**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Assets	**(4,157,748)**
Total Assets	**(1,451,284)**
LIABILITIES	
Total AP and Accrued Expenses	13,532
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	217
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	53,123
Current Debt Obligations	-
Current Liabilities	**66,871**
Total Long Term Debt	-
Non Current Deferred Tax Liability	857
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**857**
Total Liabilities	**67,728**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,040,684
Total Retained Earnings	(414,590)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,519,012)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,519,012)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,451,284)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	3,287
Total Revenues	**3,287**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**3,287**
Operating Expenses:	
Compensation and Benefits	2,305
Marketing and Advertising	2
Depr and Amortization	-
Professional and Contract Services	433
Computer Ops and Data Communication	52
Occupancy	253
Regulatory	-
General Administrative and Other	164
Merger Related Expenses Total	-
Total Operating Expenses	**3,208**
Operating Income	**79**
Total Interest Income	143
Total Interest Expense	(649)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(427)**
Income Tax Provisions	**(33)**
Net Income	**(394)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(394)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	217
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	36,329
Margin Deposits & Default Fund	-
Total Current Assets	**36,546**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,129**
Total Assets	**88,675**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	130,331
Current Debt Obligations	-
Current Liabilities	**130,345**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**130,345**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	34,645
Total Retained Earnings	(10,270)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(41,670)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(41,670)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**88,675**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	15
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**16**
Operating Income	**(16)**
Total Interest Income	319
Total Interest Expense	(1,767)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,464)**
Income Tax Provisions	**(323)**
Net Income	**(1,141)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,141)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	67
Investments	-
Total Receivables - Net	188
Current restricted Cash and Cash equivalents	-
Other Current Assets	207,289
Margin Deposits & Default Fund	-
Total Current Assets	**207,543**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Right of use asset	-
Total Long Term Assets	**4,023,741**
Total Assets	**4,231,284**
LIABILITIES	
Total AP and Accrued Expenses	1,655
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,655**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,669,386
Long Term Liabilities	**3,669,386**
Total Liabilities	**3,671,041**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	687,290
Total Retained Earnings	96,356
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**560,244**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**560,244**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,231,284**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	123
Computer Ops and Data Communication	-
Occupancy	15
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Total Operating Expenses	**140**
Operating Income	**(140)**
Total Interest Income	3,209
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**3,069**
Income Tax Provisions	**1,776**
Net Income	**1,293**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,293**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,881
Investments	4,277
Total Receivables - Net	627
Current restricted Cash and Cash equivalents	-
Other Current Assets	57
Margin Deposits & Default Fund	-
Total Current Assets	**6,843**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	345
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**402**
Total Assets	**7,245**
LIABILITIES	
Total AP and Accrued Expenses	136
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	904
Deferred Revenue	547
Lease liability - current	-
Other Accrued Liabilities	673
Current Debt Obligations	-
Current Liabilities	**2,259**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,215
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,215**
Total Liabilities	**3,475**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,423)
Total Retained Earnings	(696)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,770**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,770**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,245**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	2,501
Capital Access Platforms	2,530
Anti Financial Crime	-
Total Other Revenues	525
Total Revenues	**5,555**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**5,555**
Operating Expenses:	
Compensation and Benefits	2,705
Marketing and Advertising	44
Depr and Amortization	27
Professional and Contract Services	382
Computer Ops and Data Communication	364
Occupancy	210
Regulatory	40
General Administrative and Other	334
Merger Related Expenses Total	-
Total Operating Expenses	**4,106**
Operating Income	**1,449**
Total Interest Income	207
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(2)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,653**
Income Tax Provisions	**324**
Net Income	**1,330**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,330**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,352
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,926
Margin Deposits & Default Fund	-
Total Current Assets	**11,278**
Long Term Assets:	
Total Property and Equipment - Net	55
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**55**
Total Assets	**11,332**
LIABILITIES	
Total AP and Accrued Expenses	558
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,950
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(116)
Current Debt Obligations	-
Current Liabilities	**4,392**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,392**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(2,393)
Total Retained Earnings	9,333
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**6,940**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,940**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,332**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	(5)
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	21,998
Total Revenues	**21,993**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**21,993**
Operating Expenses:	
Compensation and Benefits	16,022
Marketing and Advertising	615
Depr and Amortization	70
Professional and Contract Services	1,200
Computer Ops and Data Communication	196
Occupancy	1,400
Regulatory	-
General Administrative and Other	1,407
Merger Related Expenses Total	998
Total Operating Expenses	**21,907**
Operating Income	**87**
Total Interest Income	97
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**184**
Income Tax Provisions	**62**
Net Income	**122**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**122**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	758
Investments	-
Total Receivables - Net	17
Current restricted Cash and Cash equivalents	-
Other Current Assets	(242)
Margin Deposits & Default Fund	-
Total Current Assets	**533**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1**
Total Assets	**534**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	77
Deferred Revenue	193
Lease liability - current	-
Other Accrued Liabilities	39
Current Debt Obligations	-
Current Liabilities	**313**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**313**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(91)
Total Retained Earnings	216
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**534**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	1,099
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**1,099**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,099**
Operating Expenses:	
Compensation and Benefits	626
Marketing and Advertising	3
Depr and Amortization	-
Professional and Contract Services	38
Computer Ops and Data Communication	3
Occupancy	72
Regulatory	-
General Administrative and Other	27
Merger Related Expenses Total	-
Total Operating Expenses	**768**
Operating Income	**331**
Total Interest Income	-
Total Interest Expense	(8)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**323**
Income Tax Provisions	**57**
Net Income	**266**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**266**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,272
Investments	-
Total Receivables - Net	70
Current restricted Cash and Cash equivalents	-
Other Current Assets	19,769
Margin Deposits & Default Fund	-
Total Current Assets	**21,111**
Long Term Assets:	
Total Property and Equipment - Net	63
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	8
Other Long Term Assets	36
Right of use asset	2,445
Total Long Term Assets	**2,552**
Total Assets	**23,663**
LIABILITIES	
Total AP and Accrued Expenses	133
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,863
Deferred Revenue	-
Lease liability - current	981
Other Accrued Liabilities	31
Current Debt Obligations	-
Current Liabilities	**4,008**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	1,476
All Other Long Term Liabilities	-
Long Term Liabilities	**1,476**
Total Liabilities	**5,484**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	16,469
Accumulated Other Comprehensive Income/(Loss)	(539)
Total Retained Earnings	2,249
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**18,179**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**18,179**
Total Liabilities Non Controlling Interest and Stockholders Equity	**23,663**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	14,391
Total Revenues	**14,391**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**14,391**
Operating Expenses:	
Compensation and Benefits	10,212
Marketing and Advertising	518
Depr and Amortization	18
Professional and Contract Services	857
Computer Ops and Data Communication	91
Occupancy	1,289
Regulatory	-
General Administrative and Other	936
Merger Related Expenses Total	128
Total Operating Expenses	**14,048**
Operating Income	**342**
Total Interest Income	472
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**815**
Income Tax Provisions	**45**
Net Income	**770**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**770**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,105
Investments	24
Total Receivables - Net	12,515
Current restricted Cash and Cash equivalents	-
Other Current Assets	896
Margin Deposits & Default Fund	-
Total Current Assets	**14,541**
Long Term Assets:	
Total Property and Equipment - Net	37
Goodwill	1,341
Other Intangibles	-
Non Current Deferred Taxes	354
Other Long Term Assets	839,526
Right of use asset	-
Total Long Term Assets	**841,258**
Total Assets	**855,799**
LIABILITIES	
Total AP and Accrued Expenses	13,989
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	249
Deferred Revenue	3,414
Lease liability - current	-
Other Accrued Liabilities	(366)
Current Debt Obligations	-
Current Liabilities	**17,286**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**17,286**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	40,862
Total Retained Earnings	(349,009)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**838,333**
Non Controlling Interest	180
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**838,513**
Total Liabilities Non Controlling Interest and Stockholders Equity	**855,799**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	168
Capital Access Platforms	5,707
Anti Financial Crime	-
Total Other Revenues	786
Total Revenues	**6,661**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**6,661**
Operating Expenses:	
Compensation and Benefits	944
Marketing and Advertising	4
Depr and Amortization	6
Professional and Contract Services	211
Computer Ops and Data Communication	297
Occupancy	26
Regulatory	11
General Administrative and Other	85
Merger Related Expenses Total	42
Total Operating Expenses	**1,626**
Operating Income	**5,035**
Total Interest Income	(4)
Total Interest Expense	(11)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(2)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**5,018**
Income Tax Provisions	**1,060**
Net Income	**3,958**
Net (income) expense attributable to noncontrolling interests	(42)
Net Income attributable to Nasdaq, Inc.	**3,916**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	793
Investments	-
Total Receivables - Net	1
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,925
Margin Deposits & Default Fund	-
Total Current Assets	**13,719**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**13,719**
LIABILITIES	
Total AP and Accrued Expenses	347
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,524
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(11)
Current Debt Obligations	-
Current Liabilities	**1,860**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	9
Long Term Liabilities	**9**
Total Liabilities	**1,870**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(2,317)
Total Retained Earnings	(24,797)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**11,850**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**11,850**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,719**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	9,370
Total Revenues	**9,370**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**9,370**
Operating Expenses:	
Compensation and Benefits	6,705
Marketing and Advertising	369
Depr and Amortization	-
Professional and Contract Services	285
Computer Ops and Data Communication	15
Occupancy	533
Regulatory	-
General Administrative and Other	511
Merger Related Expenses Total	142
Total Operating Expenses	**8,560**
Operating Income	**810**
Total Interest Income	173
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**983**
Income Tax Provisions	**-**
Net Income	**983**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**983**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	10,006
Investments	-
Total Receivables - Net	682
Current restricted Cash and Cash equivalents	1,191
Other Current Assets	(1,449)
Margin Deposits & Default Fund	-
Total Current Assets	**10,429**
Long Term Assets:	
Total Property and Equipment - Net	35
Goodwill	5,086
Other Intangibles	1,092
Non Current Deferred Taxes	36
Other Long Term Assets	1
Right of use asset	-
Total Long Term Assets	**6,250**
Total Assets	**16,680**
LIABILITIES	
Total AP and Accrued Expenses	48
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,323
Deferred Revenue	0
Lease liability - current	-
Other Accrued Liabilities	205
Current Debt Obligations	-
Current Liabilities	**1,576**
Total Long Term Debt	-
Non Current Deferred Tax Liability	273
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	25
Long Term Liabilities	**298**
Total Liabilities	**1,873**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(8,804)
Total Retained Earnings	7,908
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,806**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**14,806**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,680**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	6,816
Capital Access Platforms	2,189
Anti Financial Crime	-
Total Other Revenues	572
Total Revenues	**9,577**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**9,577**
Operating Expenses:	
Compensation and Benefits	4,220
Marketing and Advertising	43
Depr and Amortization	8
Professional and Contract Services	893
Computer Ops and Data Communication	2,509
Occupancy	503
Regulatory	276
General Administrative and Other	447
Merger Related Expenses Total	-
Total Operating Expenses	**8,899**
Operating Income	**678**
Total Interest Income	158
Total Interest Expense	(28)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**809**
Income Tax Provisions	**194**
Net Income	**614**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**614**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,633
Investments	-
Total Receivables - Net	474
Current restricted Cash and Cash equivalents	838
Other Current Assets	5,552
Margin Deposits & Default Fund	-
Total Current Assets	**8,497**
Long Term Assets:	
Total Property and Equipment - Net	2,729
Goodwill	8,862
Other Intangibles	94
Non Current Deferred Taxes	1,594
Other Long Term Assets	2
Right of use asset	4,580
Total Long Term Assets	**17,861**
Total Assets	**26,358**
LIABILITIES	
Total AP and Accrued Expenses	490
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	6,003
Deferred Revenue	504
Lease liability - current	1,136
Other Accrued Liabilities	650
Current Debt Obligations	-
Current Liabilities	**8,782**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(60)
Non-current deferred revenue	-
Lease liability - non current	3,437
All Other Long Term Liabilities	141
Long Term Liabilities	**3,518**
Total Liabilities	**12,300**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(3,379)
Total Retained Earnings	15,743
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,058**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**14,058**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,358**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	5,575
Anti Financial Crime	-
Total Other Revenues	16,932
Total Revenues	**22,507**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**22,507**
Operating Expenses:	
Compensation and Benefits	13,609
Marketing and Advertising	66
Depr and Amortization	887
Professional and Contract Services	4,872
Computer Ops and Data Communication	473
Occupancy	444
Regulatory	-
General Administrative and Other	804
Merger Related Expenses Total	509
Total Operating Expenses	**21,663**
Operating Income	**844**
Total Interest Income	37
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**881**
Income Tax Provisions	**322**
Net Income	**559**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**559**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	433
Investments	-
Total Receivables - Net	13
Current restricted Cash and Cash equivalents	803
Other Current Assets	735
Margin Deposits & Default Fund	-
Total Current Assets	**1,984**
Long Term Assets:	
Total Property and Equipment - Net	5
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	(0)
Right of use asset	61
Total Long Term Assets	**72**
Total Assets	**2,056**
LIABILITIES	
Total AP and Accrued Expenses	32
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	103
Deferred Revenue	57
Lease liability - current	21
Other Accrued Liabilities	9
Current Debt Obligations	-
Current Liabilities	**221**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	76
Lease liability - non current	40
All Other Long Term Liabilities	-
Long Term Liabilities	**116**
Total Liabilities	**338**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(716)
Total Retained Earnings	(1,162)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,718**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,718**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,056**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	449
Capital Access Platforms	374
Anti Financial Crime	-
Total Other Revenues	672
Total Revenues	**1,495**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,495**
Operating Expenses:	
Compensation and Benefits	501
Marketing and Advertising	11
Depr and Amortization	1
Professional and Contract Services	34
Computer Ops and Data Communication	68
Occupancy	32
Regulatory	29
General Administrative and Other	138
Merger Related Expenses Total	-
Total Operating Expenses	**813**
Operating Income	**682**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**682**
Income Tax Provisions	**79**
Net Income	**602**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**602**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	59
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,675
Margin Deposits & Default Fund	-
Total Current Assets	**2,734**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**2,734**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	205
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	51
Current Debt Obligations	-
Current Liabilities	**272**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**272**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,981
Accumulated Other Comprehensive Income/(Loss)	(1,150)
Total Retained Earnings	(2,369)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,462**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,462**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,734**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	553
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,562
Computer Ops and Data Communication	326
Occupancy	36
Regulatory	-
General Administrative and Other	11
Merger Related Expenses Total	-
Total Operating Expenses	**2,488**
Operating Income	**(2,488)**
Total Interest Income	21
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2,469)**
Income Tax Provisions	**31**
Net Income	**(2,500)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,500)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,174
Investments	19,748
Total Receivables - Net	16,918
Current restricted Cash and Cash equivalents	-
Other Current Assets	134,853
Margin Deposits & Default Fund	-
Total Current Assets	**175,693**
Long Term Assets:	
Total Property and Equipment - Net	13,827
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	222
Other Long Term Assets	5
Right of use asset	-
Total Long Term Assets	**14,054**
Total Assets	**189,747**
LIABILITIES	
Total AP and Accrued Expenses	(2,265)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	11,200
Deferred Revenue	12,068
Lease liability - current	-
Other Accrued Liabilities	9,953
Current Debt Obligations	-
Current Liabilities	**30,956**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	20,237
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**20,237**
Total Liabilities	**51,193**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(64,438)
Total Retained Earnings	190,019
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**138,554**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**138,554**
Total Liabilities Non Controlling Interest and Stockholders Equity	**189,747**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	101,792
Capital Access Platforms	106,212
Anti Financial Crime	-
Total Other Revenues	3,022
Total Revenues	**211,026**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**211,026**
Operating Expenses:	
Compensation and Benefits	33,454
Marketing and Advertising	1,191
Depr and Amortization	1,040
Professional and Contract Services	9,446
Computer Ops and Data Communication	25,435
Occupancy	2,529
Regulatory	1,033
General Administrative and Other	5,506
Merger Related Expenses Total	-
Total Operating Expenses	**79,632**
Operating Income	**131,394**
Total Interest Income	1,040
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(156)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**132,273**
Income Tax Provisions	**27,329**
Net Income	**104,944**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**104,944**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallin AS
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,530
Investments	-
Total Receivables - Net	100
Current restricted Cash and Cash equivalents	797
Other Current Assets	740
Margin Deposits & Default Fund	-
Total Current Assets	**3,167**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	11
Other Long Term Assets	141
Right of use asset	30
Total Long Term Assets	**208**
Total Assets	**3,375**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	116
Deferred Revenue	59
Lease liability - current	31
Other Accrued Liabilities	3
Current Debt Obligations	-
Current Liabilities	**218**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	144
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**144**
Total Liabilities	**362**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(1,338)
Total Retained Earnings	(6,780)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,013**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,013**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,375**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallin AS
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	691
Capital Access Platforms	945
Anti Financial Crime	-
Total Other Revenues	698
Total Revenues	**2,334**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,334**
Operating Expenses:	
Compensation and Benefits	493
Marketing and Advertising	20
Depr and Amortization	12
Professional and Contract Services	68
Computer Ops and Data Communication	111
Occupancy	49
Regulatory	12
General Administrative and Other	203
Merger Related Expenses Total	-
Total Operating Expenses	**968**
Operating Income	**1,365**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,365**
Income Tax Provisions	**193**
Net Income	**1,172**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,172**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	113
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	80
Margin Deposits & Default Fund	-
Total Current Assets	**193**
Long Term Assets:	
Total Property and Equipment - Net	79
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	856
Right of use asset	-
Total Long Term Assets	**934**
Total Assets	**1,128**
LIABILITIES	
Total AP and Accrued Expenses	77
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	273
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	23
Current Debt Obligations	-
Current Liabilities	**373**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**373**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(257)
Total Retained Earnings	171
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**754**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**754**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,128**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	2,924
Total Revenues	**2,924**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**2,924**
Operating Expenses:	
Compensation and Benefits	2,192
Marketing and Advertising	21
Depr and Amortization	21
Professional and Contract Services	42
Computer Ops and Data Communication	-
Occupancy	204
Regulatory	-
General Administrative and Other	207
Merger Related Expenses Total	-
Total Operating Expenses	**2,688**
Operating Income	**236**
Total Interest Income	-
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**231**
Income Tax Provisions	**199**
Net Income	**32**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**32**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,736
Investments	-
Total Receivables - Net	75,748
Current restricted Cash and Cash equivalents	-
Other Current Assets	(20,436)
Margin Deposits & Default Fund	-
Total Current Assets	**57,048**
Long Term Assets:	
Total Property and Equipment - Net	88,258
Goodwill	5,745
Other Intangibles	75
Non Current Deferred Taxes	479
Other Long Term Assets	449,596
Right of use asset	6,136
Total Long Term Assets	**550,289**
Total Assets	**607,337**
LIABILITIES	
Total AP and Accrued Expenses	5,368
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	28,378
Deferred Revenue	20,293
Lease liability - current	1,873
Other Accrued Liabilities	(3,836)
Current Debt Obligations	-
Current Liabilities	**52,076**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	320
Lease liability - non current	5,080
All Other Long Term Liabilities	7,854
Long Term Liabilities	**13,254**
Total Liabilities	**65,330**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	1,176
Total Retained Earnings	458,045
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**542,007**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**542,007**
Total Liabilities Non Controlling Interest and Stockholders Equity	**607,337**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	169,529
Capital Access Platforms	-
Anti Financial Crime	10,998
Total Other Revenues	13,795
Total Revenues	**194,322**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**194,322**
Operating Expenses:	
Compensation and Benefits	75,080
Marketing and Advertising	159
Depr and Amortization	21,703
Professional and Contract Services	57,666
Computer Ops and Data Communication	29,229
Occupancy	9,130
Regulatory	-
General Administrative and Other	7,798
Merger Related Expenses Total	1,102
Total Operating Expenses	**201,868**
Operating Income	**(7,546)**
Total Interest Income	13
Total Interest Expense	(2,107)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	1,100
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(8,540)**
Income Tax Provisions	**95**
Net Income	**(8,635)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(8,635)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	194
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,338
Margin Deposits & Default Fund	-
Total Current Assets	**2,532**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	360
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	105
Right of use asset	-
Total Long Term Assets	**469**
Total Assets	**3,001**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	118
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	18
Current Debt Obligations	-
Current Liabilities	**141**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**141**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,636)
Total Retained Earnings	3,875
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,861**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,861**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,001**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	549
Total Revenues	**549**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**549**
Operating Expenses:	
Compensation and Benefits	359
Marketing and Advertising	-
Depr and Amortization	101
Professional and Contract Services	(2)
Computer Ops and Data Communication	2
Occupancy	32
Regulatory	-
General Administrative and Other	20
Merger Related Expenses Total	-
Total Operating Expenses	**512**
Operating Income	**38**
Total Interest Income	36
Total Interest Expense	0
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**74**
Income Tax Provisions	**4**
Net Income	**70**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**70**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	96
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	12
Other Current Assets	1,064
Margin Deposits & Default Fund	-
Total Current Assets	**1,171**
Long Term Assets:	
Total Property and Equipment - Net	8
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	145
Total Long Term Assets	**153**
Total Assets	**1,324**
LIABILITIES	
Total AP and Accrued Expenses	46
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	388
Deferred Revenue	-
Lease liability - current	43
Other Accrued Liabilities	59
Current Debt Obligations	-
Current Liabilities	**536**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	102
All Other Long Term Liabilities	-
Long Term Liabilities	**102**
Total Liabilities	**638**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(573)
Total Retained Earnings	1,109
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**686**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**686**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,324**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,557
Total Revenues	**1,557**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,557**
Operating Expenses:	
Compensation and Benefits	1,191
Marketing and Advertising	5
Depr and Amortization	3
Professional and Contract Services	22
Computer Ops and Data Communication	6
Occupancy	57
Regulatory	-
General Administrative and Other	117
Merger Related Expenses Total	-
Total Operating Expenses	**1,401**
Operating Income	**157**
Total Interest Income	(0)
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**157**
Income Tax Provisions	**61**
Net Income	**96**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**96**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	15
Investments	-
Total Receivables - Net	19
Current restricted Cash and Cash equivalents	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**37**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**37**
LIABILITIES	
Total AP and Accrued Expenses	2
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	23
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**28**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**28**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(79)
Total Retained Earnings	45
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**9**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9**
Total Liabilities Non Controlling Interest and Stockholders Equity	**37**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	139
Total Revenues	**139**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**139**
Operating Expenses:	
Compensation and Benefits	114
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	26
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**143**
Operating Income	**(4)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(4)**
Income Tax Provisions	**2**
Net Income	**(6)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	67,192
Investments	14,328
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	79,693
Margin Deposits & Default Fund	-
Total Current Assets	**161,214**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	501
Other Long Term Assets	701,790
Right of use asset	-
Total Long Term Assets	**702,291**
Total Assets	**863,505**
LIABILITIES	
Total AP and Accrued Expenses	35
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	415
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(118,408)
Current Debt Obligations	-
Current Liabilities	**(117,958)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	29
Long Term Liabilities	**29**
Total Liabilities	**(117,928)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(137,048)
Total Retained Earnings	150,308
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**981,433**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**981,433**
Total Liabilities Non Controlling Interest and Stockholders Equity	**863,505**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	2,548
Total Revenues	**2,548**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**2,548**
Operating Expenses:	
Compensation and Benefits	1,429
Marketing and Advertising	9
Depr and Amortization	-
Professional and Contract Services	244
Computer Ops and Data Communication	131
Occupancy	120
Regulatory	-
General Administrative and Other	15,370
Merger Related Expenses Total	-
Total Operating Expenses	**17,302**
Operating Income	**(14,754)**
Total Interest Income	16,166
Total Interest Expense	(7,698)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(22)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(6,307)**
Income Tax Provisions	**(286)**
Net Income	**(6,022)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6,022)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	262
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,705
Margin Deposits & Default Fund	-
Total Current Assets	**8,967**
Long Term Assets:	
Total Property and Equipment - Net	969
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	50
Other Long Term Assets	-
Right of use asset	3,718
Total Long Term Assets	**4,738**
Total Assets	**13,705**
LIABILITIES	
Total AP and Accrued Expenses	393
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,894
Deferred Revenue	-
Lease liability - current	468
Other Accrued Liabilities	(274)
Current Debt Obligations	-
Current Liabilities	**4,481**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	3,251
All Other Long Term Liabilities	-
Long Term Liabilities	**3,251**
Total Liabilities	**7,732**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(192)
Total Retained Earnings	4,909
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,973**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,973**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,705**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	15,338
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	10,351
Total Revenues	**25,689**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**25,689**
Operating Expenses:	
Compensation and Benefits	17,621
Marketing and Advertising	31
Depr and Amortization	287
Professional and Contract Services	2,313
Computer Ops and Data Communication	931
Occupancy	1,437
Regulatory	-
General Administrative and Other	1,240
Merger Related Expenses Total	6
Total Operating Expenses	**23,866**
Operating Income	**1,822**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,822**
Income Tax Provisions	**375**
Net Income	**1,447**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,447**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	28
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,862
Margin Deposits & Default Fund	-
Total Current Assets	**8,890**
Long Term Assets:	
Total Property and Equipment - Net	(32)
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(20)**
Total Assets	**8,869**
LIABILITIES	
Total AP and Accrued Expenses	932
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	943
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(371)
Current Debt Obligations	-
Current Liabilities	**1,504**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,504**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/(Loss)	(436)
Total Retained Earnings	820
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,366**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,366**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,869**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	401
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	7,999
Total Revenues	**8,400**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**8,400**
Operating Expenses:	
Compensation and Benefits	1,508
Marketing and Advertising	5
Depr and Amortization	-
Professional and Contract Services	896
Computer Ops and Data Communication	1,613
Occupancy	148
Regulatory	-
General Administrative and Other	37
Merger Related Expenses Total	1,205
Total Operating Expenses	**5,412**
Operating Income	**2,988**
Total Interest Income	-
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,987**
Income Tax Provisions	**88**
Net Income	**2,899**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,899**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1)**
Income Tax Provisions	**(1)**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	21
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(313)
Margin Deposits & Default Fund	-
Total Current Assets	**(291)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Right of use asset	-
Total Long Term Assets	**(5,857)**
Total Assets	**(6,148)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,164)
Total Retained Earnings	(364)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(6,148)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(6,148)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,148)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(1)
Merger Related Expenses Total	-
Total Operating Expenses	**(1)**
Operating Income	**1**
Total Interest Income	0
Total Interest Expense	(6)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(5)**
Income Tax Provisions	**-**
Net Income	**(5)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(5)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	(51)
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	52,888
Margin Deposits & Default Fund	-
Total Current Assets	**52,837**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	72,735
Right of use asset	-
Total Long Term Assets	**72,735**
Total Assets	**125,572**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(1)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	85,244
Total Retained Earnings	45,101
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**125,573**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**125,573**
Total Liabilities Non Controlling Interest and Stockholders Equity	**125,572**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	23
Merger Related Expenses Total	-
Total Operating Expenses	**25**
Operating Income	**(25)**
Total Interest Income	411
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**385**
Income Tax Provisions	**(0)**
Net Income	**385**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**385**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	94
Investments	-
Total Receivables - Net	13,131
Current restricted Cash and Cash equivalents	-
Other Current Assets	139,515
Margin Deposits & Default Fund	-
Total Current Assets	**152,740**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	143
Right of use asset	-
Total Long Term Assets	**143**
Total Assets	**152,883**
LIABILITIES	
Total AP and Accrued Expenses	18,428
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	293
Current Debt Obligations	-
Current Liabilities	**18,721**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**18,721**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(178,907)
Total Retained Earnings	69,638
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**134,162**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**134,162**
Total Liabilities Non Controlling Interest and Stockholders Equity	**152,883**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(515)
Merger Related Expenses Total	-
Total Operating Expenses	**(514)**
Operating Income	**514**
Total Interest Income	1,694
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,208**
Income Tax Provisions	**426**
Net Income	**1,781**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,781**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	1,758
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	331,850
Margin Deposits & Default Fund	-
Total Current Assets	**333,608**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**577,021**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	(200)
Current Debt Obligations	-
Current Liabilities	**(200)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(200)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(130,438)
Total Retained Earnings	8,026
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**577,221**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**577,221**
Total Liabilities Non Controlling Interest and Stockholders Equity	**577,021**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**-**
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	4,027
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4,026**
Income Tax Provisions	**249**
Net Income	**3,776**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3,776**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	8,773
Investments	-
Total Receivables - Net	563
Current restricted Cash and Cash equivalents	-
Other Current Assets	4
Margin Deposits & Default Fund	-
Total Current Assets	**9,340**
Long Term Assets:	
Total Property and Equipment - Net	1,297
Goodwill	14,144
Other Intangibles	2,486
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**17,928**
Total Assets	**27,268**
LIABILITIES	
Total AP and Accrued Expenses	556
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	461
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	77
Current Debt Obligations	-
Current Liabilities	**1,094**
Total Long Term Debt	-
Non Current Deferred Tax Liability	443
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**443**
Total Liabilities	**1,537**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	19,865
Accumulated Other Comprehensive Income/(Loss)	(1,887)
Total Retained Earnings	(3,097)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,881**
Non Controlling Interest	10,850
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**25,730**
Total Liabilities Non Controlling Interest and Stockholders Equity	**27,268**

Nasdaq, Inc.
Unconsolidated Statement of Income -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	960
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**960**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**960**
Operating Expenses:	
Compensation and Benefits	1,179
Marketing and Advertising	152
Depr and Amortization	298
Professional and Contract Services	2,066
Computer Ops and Data Communication	339
Occupancy	18
Regulatory	-
General Administrative and Other	101
Merger Related Expenses Total	-
Total Operating Expenses	**4,152**
Operating Income	**(3,192)**
Total Interest Income	-
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3,193)**
Income Tax Provisions	-
Net Income	**(3,193)**
Net (income) expense attributable to noncontrolling interests	1,157
Net Income attributable to Nasdaq, Inc.	**(2,035)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	2,908
Investments	-
Total Receivables - Net	1,090
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**4,072**
Long Term Assets:	
Total Property and Equipment - Net	2,052
Goodwill	51,910
Other Intangibles	12,176
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**66,138**
Total Assets	**70,210**
LIABILITIES	
Total AP and Accrued Expenses	598
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,057
Deferred Revenue	2,663
Lease liability - current	-
Other Accrued Liabilities	15,591
Current Debt Obligations	-
Current Liabilities	**19,908**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,227
Non-current deferred revenue	(7)
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3,220**
Total Liabilities	**23,128**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	68,503
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(21,421)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**47,082**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**47,082**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70,210**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	7,966
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**7,966**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**7,966**
Operating Expenses:	
Compensation and Benefits	3,140
Marketing and Advertising	309
Depr and Amortization	1,996
Professional and Contract Services	2,302
Computer Ops and Data Communication	1,221
Occupancy	349
Regulatory	-
General Administrative and Other	570
Merger Related Expenses Total	-
Total Operating Expenses	**9,886**
Operating Income	**(1,920)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,920)**
Income Tax Provisions	**(431)**
Net Income	**(1,489)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,489)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	792
Investments	-
Total Receivables - Net	90
Current restricted Cash and Cash equivalents	-
Other Current Assets	225
Margin Deposits & Default Fund	-
Total Current Assets	**1,107**
Long Term Assets:	
Total Property and Equipment - Net	1,666
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	5
Right of use asset	200
Total Long Term Assets	**1,871**
Total Assets	**2,978**
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	127
Other Accrued Liabilities	(57)
Current Debt Obligations	-
Current Liabilities	**78**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	73
All Other Long Term Liabilities	-
Long Term Liabilities	**73**
Total Liabilities	**151**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,280
Accumulated Other Comprehensive Income/(Loss)	(4)
Total Retained Earnings	(857)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,419**
Non Controlling Interest	1,407
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,827**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,978**

Nasdaq, Inc.
Unconsolidated Statement of Income -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	1,058
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**1,058**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,058**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	646
Professional and Contract Services	169
Computer Ops and Data Communication	99
Occupancy	342
Regulatory	36
General Administrative and Other	387
Merger Related Expenses Total	-
Total Operating Expenses	**1,680**
Operating Income	**(621)**
Total Interest Income	6
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(615)**
Income Tax Provisions	**0**
Net Income	**(615)**
Net (income) expense attributable to noncontrolling interests	579
Net Income attributable to Nasdaq, Inc.	**(36)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	142
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,759
Margin Deposits & Default Fund	-
Total Current Assets	**1,901**
Long Term Assets:	
Total Property and Equipment - Net	10
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**10**
Total Assets	**1,911**
LIABILITIES	
Total AP and Accrued Expenses	20
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	206
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	24
Current Debt Obligations	-
Current Liabilities	**249**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**249**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(521)
Total Retained Earnings	2,183
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,662**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,662**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,911**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	1,293
Total Revenues	**1,293**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,293**
Operating Expenses:	
Compensation and Benefits	886
Marketing and Advertising	18
Depr and Amortization	5
Professional and Contract Services	56
Computer Ops and Data Communication	0
Occupancy	36
Regulatory	-
General Administrative and Other	47
Merger Related Expenses Total	-
Total Operating Expenses	**1,048**
Operating Income	**245**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**245**
Income Tax Provisions	**42**
Net Income	**203**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**203**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	4,365
Investments	-
Total Receivables - Net	168
Current restricted Cash and Cash equivalents	-
Other Current Assets	447
Margin Deposits & Default Fund	-
Total Current Assets	**4,980**
Long Term Assets:	
Total Property and Equipment - Net	3
Goodwill	52,515
Other Intangibles	2,870
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**55,392**
Total Assets	**60,372**
LIABILITIES	
Total AP and Accrued Expenses	(115)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	156
Deferred Revenue	294
Lease liability - current	-
Other Accrued Liabilities	335
Current Debt Obligations	-
Current Liabilities	**670**
Total Long Term Debt	-
Non Current Deferred Tax Liability	712
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	20,779
Long Term Liabilities	**21,491**
Total Liabilities	**22,162**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/(Loss)	(3,336)
Total Retained Earnings	(828)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**38,210**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**38,210**
Total Liabilities Non Controlling Interest and Stockholders Equity	**60,372**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	3,428
Capital Access Platforms	374
Anti Financial Crime	-
Total Other Revenues	83
Total Revenues	**3,885**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**3,885**
Operating Expenses:	
Compensation and Benefits	1,209
Marketing and Advertising	-
Depr and Amortization	406
Professional and Contract Services	498
Computer Ops and Data Communication	2,049
Occupancy	151
Regulatory	-
General Administrative and Other	28
Merger Related Expenses Total	-
Total Operating Expenses	**4,343**
Operating Income	**(458)**
Total Interest Income	19
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(439)**
Income Tax Provisions	**245**
Net Income	**(684)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(684)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	6,562
Investments	-
Total Receivables - Net	17,229
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,931
Margin Deposits & Default Fund	-
Total Current Assets	**36,721**
Long Term Assets:	
Total Property and Equipment - Net	13,102
Goodwill	10,897
Other Intangibles	-
Non Current Deferred Taxes	414
Other Long Term Assets	18,501
Right of use asset	158
Total Long Term Assets	**43,071**
Total Assets	**79,792**
LIABILITIES	
Total AP and Accrued Expenses	956
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,965
Deferred Revenue	2,714
Lease liability - current	139
Other Accrued Liabilities	(1,951)
Current Debt Obligations	-
Current Liabilities	**5,822**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	24
All Other Long Term Liabilities	204
Long Term Liabilities	**227**
Total Liabilities	**6,049**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(15,809)
Total Retained Earnings	87,065
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**73,743**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**73,743**
Total Liabilities Non Controlling Interest and Stockholders Equity	**79,792**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	108,069
Total Other Revenues	2
Total Revenues	**108,071**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**108,071**
Operating Expenses:	
Compensation and Benefits	12,189
Marketing and Advertising	18
Depr and Amortization	5,350
Professional and Contract Services	24,406
Computer Ops and Data Communication	15,850
Occupancy	1,123
Regulatory	-
General Administrative and Other	5,896
Merger Related Expenses Total	114
Total Operating Expenses	**64,945**
Operating Income	**43,126**
Total Interest Income	97
Total Interest Expense	(13)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**43,210**
Income Tax Provisions	**12,302**
Net Income	**30,908**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**30,908**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	2,257
Investments	-
Total Receivables - Net	2,095
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,480
Margin Deposits & Default Fund	-
Total Current Assets	**15,833**
Long Term Assets:	
Total Property and Equipment - Net	5,346
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	721
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,068**
Total Assets	**21,901**
LIABILITIES	
Total AP and Accrued Expenses	59
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,064
Deferred Revenue	991
Lease liability - current	-
Other Accrued Liabilities	(500)
Current Debt Obligations	-
Current Liabilities	**4,615**
Total Long Term Debt	-
Non Current Deferred Tax Liability	498
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	257
Long Term Liabilities	**756**
Total Liabilities	**5,370**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	3,452
Total Retained Earnings	11,712
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,531**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,531**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,901**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	449
Capital Access Platforms	-
Anti Financial Crime	9,887
Total Other Revenues	7,971
Total Revenues	**18,307**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**18,307**
Operating Expenses:	
Compensation and Benefits	10,957
Marketing and Advertising	17
Depr and Amortization	1,324
Professional and Contract Services	4,649
Computer Ops and Data Communication	589
Occupancy	618
Regulatory	-
General Administrative and Other	617
Merger Related Expenses Total	143
Total Operating Expenses	**18,915**
Operating Income	**(608)**
Total Interest Income	166
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(442)**
Income Tax Provisions	**(231)**
Net Income	**(211)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(211)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	748
Investments	-
Total Receivables - Net	151
Current restricted Cash and Cash equivalents	-
Other Current Assets	(12,873)
Margin Deposits & Default Fund	-
Total Current Assets	**(11,973)**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	187
Right of use asset	-
Total Long Term Assets	**244**
Total Assets	**(11,729)**
LIABILITIES	
Total AP and Accrued Expenses	1,032
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	35
Lease liability - current	-
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**1,069**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,069**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/(Loss)	609
Total Retained Earnings	(31,614)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(12,798)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(12,798)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(11,729)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	566
Total Other Revenues	1,450
Total Revenues	**2,016**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**2,016**
Operating Expenses:	
Compensation and Benefits	74
Marketing and Advertising	-
Depr and Amortization	1,100
Professional and Contract Services	2,338
Computer Ops and Data Communication	24
Occupancy	-
Regulatory	-
General Administrative and Other	229
Merger Related Expenses Total	-
Total Operating Expenses	**3,765**
Operating Income	**(1,749)**
Total Interest Income	-
Total Interest Expense	(352)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2,101)**
Income Tax Provisions	-
Net Income	**(2,101)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,101)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,487
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**2,487**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,013
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,013**
Total Assets	**4,500**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,236
Accumulated Other Comprehensive Income/(Loss)	(96)
Total Retained Earnings	(641)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,500**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,500**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,500**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	86,263
Investments	-
Total Receivables - Net	18,372
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,365
Margin Deposits & Default Fund	-
Total Current Assets	**114,000**
Long Term Assets:	
Total Property and Equipment - Net	29,176
Goodwill	1,882,104
Other Intangibles	697,749
Non Current Deferred Taxes	12,037
Other Long Term Assets	438
Right of use asset	21,927
Total Long Term Assets	**2,643,432**
Total Assets	**2,757,432**
LIABILITIES	
Total AP and Accrued Expenses	5,141
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,807
Deferred Revenue	101,430
Lease liability - current	2,762
Other Accrued Liabilities	15,502
Current Debt Obligations	-
Current Liabilities	**127,643**
Total Long Term Debt	-
Non Current Deferred Tax Liability	17,349
Non-current deferred revenue	1,816
Lease liability - non current	18,159
All Other Long Term Liabilities	1,684,780
Long Term Liabilities	**1,722,104**
Total Liabilities	**1,849,747**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/(Loss)	(149)
Total Retained Earnings	(120,481)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**907,685**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**907,685**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,757,432**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	176,420
Total Other Revenues	-
Total Revenues	**176,420**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**176,420**
Operating Expenses:	
Compensation and Benefits	93,375
Marketing and Advertising	2,336
Depr and Amortization	63,930
Professional and Contract Services	2,058
Computer Ops and Data Communication	21,872
Occupancy	4,395
Regulatory	-
General Administrative and Other	6,620
Merger Related Expenses Total	-
Total Operating Expenses	**194,586**
Operating Income	**(18,166)**
Total Interest Income	909
Total Interest Expense	(40,201)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(57,459)**
Income Tax Provisions	**(1,350)**
Net Income	**(56,109)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(56,109)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,335
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,115
Right of use asset	-
Total Long Term Assets	**3,450**
Total Assets	**3,450**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,593
Long Term Liabilities	**3,593**
Total Liabilities	**3,593**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(58)
Total Retained Earnings	(84)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(142)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(142)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,450**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2022
REVENUE	
Market Services Revenues	-
Capital Access Platforms	-
Anti Financial Crime	-
Total Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq BX, Inc.

FORM 1 – Amendment of June 29, 2023

EXHIBIT I

Consolidated Financial Statements

Nasdaq BX, Inc. and Subsidiaries
Year Ended December 31, 2022
With Report of Independent Accountants

Nasdaq BX, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2022

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Review Report of Independent Accountants

The Board of Directors and Member
Nasdaq BX, Inc. and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Nasdaq BX, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA. S

SARSs require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the entity and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our review.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

June 21, 2023

Nasdaq BX, Inc. and Subsidiaries

Consolidated Balance Sheet
(In Thousands)

December 31, 2022

Assets		
Cash and cash equivalents	$	12
Receivables, net		12,835
Receivable from Nasdaq, Inc.		114,160
Property and equipment, net		61
Goodwill		31,048
Intangible assets, net		50,114
Other assets		16,382
Total assets	$	224,612
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	598
Section 31 fees payable to the SEC		8,265
Deferred tax liability		10,891
Deferred revenue		243
Other accrued liabilities		145
Total liabilities		20,142
Nasdaq BX, Inc. stockholder's equity:		
Retained earnings		106,241
Additional paid-in-capital		98,229
Total stockholders' equity		204,470
Total liabilities and stockholder's equity	$	224,612

See accompanying notes to consolidated financial statements.

Nasdaq BX, Inc. and Subsidiaries

Consolidated Statement of Income
(In Thousands)

Year Ended December 31, 2022

Revenues:	
Market Platforms	$ 202,758
Capital Access Platforms	7,456
Other revenue	501
Total revenues	210,715
Transaction-based expenses	
Transaction rebates	(94,910)
Brokerage, clearance, and exchange fees	(18,629)
Total transaction-based expenses	(113,539)
Revenues less transaction-based expenses	97,176
Operating expenses:	
Compensation and benefits	114
Depreciation and amortization	142
Professional and contract services	204
Computer operations and data communication	550
Provision for bad debts	1,553
Regulatory fees	1,744
General, administration, and other	2,397
Total operating expenses	6,704
Income before income taxes	90,472
Provision for income taxes	22,723
Net income	$ 67,749

See accompanying notes to consolidated financial statements.

Nasdaq BX, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity
(In Thousands)

Year Ended December 31, 2022

	Retained Earnings	Minority Interest	Additional Paid-In Capital	Total Stockholder's Equity
Balance at January 1, 2022	$38,492	$61,849	$36,380	$136,721
BSXL Merger		(61,849)	61,849	—
Net income	67,749	—	—	67,749
Balance at December 31, 2022	$106,241	$0	$98,229	$204,470

See accompanying notes to consolidated financial statements.

Nasdaq BX, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2022

Cash flows from operating activities	
Net income	$ 67,749
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	142
Provision for bad debts	1,553
Deferred taxes, net	(783)
Net change in operating assets and liabilities:	
Receivables, net	(5,280)
Receivable from Nasdaq, Inc.	(63,592)
Other assets	(6,208)
Accounts payable and accrued expenses	112
Section 31 fees payable to the SEC	6,246
Other accrued liabilities	120
Deferred revenue	(6)
Net cash provided by operating activities	53
Cash flow from investing activities	
Purchases of property and equipment	(54)
Cash used by investing activities	(54)
Net change in cash and cash equivalents	(1)
Cash and cash equivalents at beginning of period	13
Cash and cash equivalents at end of period	$ 12
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 23,506

See accompanying notes to consolidated financial statements.

Nasdaq BX, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022

1. Nature of Operations

Established in 1834, NASDAQ BX, Inc. and Subsidiaries ("BX", the "Exchange" or "we") is a wholly-owned subsidiary of Nasdaq, Inc. ("Nasdaq" or the "Parent"). As of December 31, 2022, BX is the parent of its wholly-owned subsidiary, Boston Stock Exchange Clearing Corporation ("BSECC" or the "Clearing Corporation"). Prior to January 3, 2022, BX held a majority ownership of approximately 53% in Nasdaq BX Equities LLC ("BSXL"), with the remaining ownership interest of approximately 47% held by the Parent. On January 3, 2022, Nasdaq BX Equities LLC was merged into BX.

As a Self-Regulatory Organization ("SRO"), BX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

BSECC is a registered clearing agency but has no current existing operations or plans for operations. BX and BSECC are subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of BX, its wholly-owned subsidiaries and other entities in which BX has a controlling financial interest, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short-term maturities of these investments. At December 31, 2022, the Exchange held no cash equivalents.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology.This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), BX determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, the Exchange reviews the reserve for uncollectible accounts periodically and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet was $31,000 as of December 31, 2022.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of a reporting unit. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2022. Further disruptions to our business and events, such as prolonged economic weakness and unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets, Net

Intangible assets primarily include customer relationships, an SRO license, and a clearing license. The SRO and clearing licenses have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives which is 10 to 30 years. The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, the Exchange tests for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using carrying amounts as of October 1.

Deferred Revenue

Deferred revenue represents cash payments received for services not yet rendered and are yet to be recognized as revenue. Deferred revenue relates to membership dues and fees that are collected annually and amortized into income on a monthly basis over the applicable future year. The fees related to future periods are included in *Deferred revenue* on the Consolidated Balance Sheet.

Revenue Recognition and Transaction-Based Expenses

<u>Contract Balances</u>

Substantially all of our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Platforms

Transaction-based trading includes cash equity trading and equity derivative trading revenues. BX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. BX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading, we credit a portion of the per share execution charge to the market participant that takes the liquidity. For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

BX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems’ actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

Market Platforms revenue also includes revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The Nasdaq Stock Market LLC, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. After deducting costs, as permitted under the revenue sharing provision of the UTP Plan, the UTP Plan administrator distributes the tape revenues to the respective UTP Plan participants, including BX.

BX also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Capital Access Platforms

Capital Access Platforms collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis. These revenues, which are subscription based, are recognized over the term of the subscription since the customer receives and consumes the benefit as BX provides the service.

Other revenue

Other revenue includes interest earned on the Exchange's cash and fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized.

If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for income taxes* on the Consolidated Statement of Income.

3. Related-Party Transactions

BX engages in related-party transactions with the Parent and its affiliates. Third-party revenues earned by BX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by BX are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in Compensation and benefits is the compensation for the employees charged to the Company in the amount of $0.1 million.

BX, its parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $2.6 million for the year ended December 31, 2022.

The Exchange incurs expenses relating to equities and options contracts routed to other venues on behalf of the Exchange by NES, resulting in payables to affiliated companies. NES is an SEC registered broker-dealer subsidiary of the Parent. BX incurred $0.8 million in transaction fees from NES for shares and contracts routed from BX. The Exchange also earns transaction and access fees from NES for equities shares and option contracts routed to BX, resulting in amounts receivable from affiliated companies. BX earned $0.7 million in transaction revenue, net from NES for options contracts routed to BX. BX earned $0.2 million in transaction and access fees, net from NES for equity shares routed to BX.

A Regulatory Services Agreement exists between BX, The Nasdaq Stock Market LLC ("EXCH"), Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2022, $114.2 million remained in *Receivable from Nasdaq, Inc*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account.

4. Goodwill and Intangible Assets

On August 29, 2008, Nasdaq completed the acquisition of BX for approximately $43.3 million. The acquisition was treated as a business combination for accounting purposes. As a result, push-down accounting was applied for the associated intangible assets, related deferred tax liabilities, and goodwill balances.

Goodwill

At December 31, 2022, goodwill relating to the acquisition was $31.0 million. There were no changes to goodwill during the year ended December 31, 2022.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2022. Further disruptions to our business and events, such as prolonged economic weakness and unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets

The Exchange completed the required annual impairment assessment, which determined that indefinite-lived intangible assets were not impaired for the year ended December 31, 2022. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2022, no impairment was recorded with respect to finite-lived intangible assets.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived as of December 31, 2022:

	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 2.0	$ (1.7)	$ 0.3
Total finite-lived intangible assets	2.0	(1.7)	0.3
Indefinite-lived intangible assets			
SRO license	48.4	—	48.4
Clearing license	1.4	—	1.4
Total indefinite-lived intangible assets	49.8	—	49.8
Total intangible assets	$ 51.8	$ (1.7)	$ 50.1

Amortization expense for purchased finite-lived intangible assets was $0.1 million for the year ended December 31, 2022, and is included in *Depreciation and amortization* on the Consolidated Statement of Income.

The estimated future amortization expense of purchased finite-lived intangible assets as of December 31, 2022, is as follows (in millions):

2023	$ 0.1
2024	0.1
2025	0.1
Total	$ 0.3

5. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2022
	(In Thousands)
Software, internally developed / acquired	$ 3,300
Less – accumulated depreciation and amortization	(3,239)
Total property and equipment, net of accumulated depreciation	$ 61

For the year ended December 31, 2022, capitalized software amortization expense was $22.6 thousand and is included in *Depreciation and amortization* on the Consolidated Statement of Income.

6. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state and local income tax returns filed by Nasdaq. For these jurisdictions, the Exchange computes its provision for income taxes by applying the rate applicable to the consolidated Nasdaq group to the Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary tax return is filed by Nasdaq, which includes the Exchange, Nasdaq shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to Nasdaq. Additionally, the Exchange also files separate tax returns in certain states that are taxed based on Exchange's tax rates.

The Exchange's income tax provision (benefit) consists of the following amounts:

	Year ended December 31, 2022 *(In Thousands)*
Current:	
Federal	$ 18,245
State and local	5,261
Total current income taxes	23,506
Deferred:	
Federal	(838)
State and local	55
Total deferred income taxes	(783)
Total provision for income taxes	$ 22,723

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate is as follows:

	Year ended December 31, 2022
Reconciliation of statutory U.S. federal income tax rates:	
Federal	21.0%
State taxes	4.5
Changes to tax rates	0.3
Other	(0.7)
Effective tax rate	25.1%

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	December 31, 2022
	(*In Thousands*)
Deferred tax assets:	
Bad debt	$ 2,652
Other	238
Gross deferred tax assets	2,890
Less: valuation allowance	—
Total deferred tax assets, net of valuation allowance	2,890
Deferred tax liabilities:	
Acquired intangible assets	(13,779)
Other	(2)
Total gross deferred tax liabilities	(13,781)
Net deferred tax liabilities	$ (10,891)

As of December 31, 2022, the Exchange did not have any valuation allowance against its deferred tax assets.

For the periods after August 29, 2008, the Exchange's operating results are included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq. Nasdaq's federal income tax return for the years 2018 through 2021 is subject to examination by the Internal Revenue Service ("IRS"). Several state tax returns are currently under examination by the respective tax authorities for the years 2013 through 2021.

At December 31, 2022, there are no unrecognized tax benefits. The Exchange did not accrue any interest as of December 31, 2022.

7. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, EXCH, ISEL, GEMX, MRX, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2022.

General Litigation

BX may be involved in litigation arising in the normal course of business. BX is not a party to any litigation that management believes could have a material adverse effect on BX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2022.

8. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which BX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, BX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If BX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, BX's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

BX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. BX's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Consolidated Balance Sheet. BX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect BX's consolidated financial position and results of operations.

BX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that BX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on BX's business, financial condition and operating results. BX must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In May 2020, the SEC adopted a rule to require changes to the governance of securities information processors. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If either or both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of these rules is currently unknown, and we believe they may take two to three years to fully implement. If the rules are ultimately implemented as set forth in their adopting releases, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement any new technology to meet any plan's requirements.

Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including BX) in exchange for promissory notes that BX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes BX and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that BX would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $1.6 million provision for the promissory notes for the year ended December 31, 2022 and the amount is included in Provision for bad debts on the Consolidated Statement of Income. At December 31, 2022, BX holds $14.2 million, net of reserve of $10.4 million, in promissory notes from CAT NMS, LLC and the amount due is included in Other assets on the Consolidated Balance Sheet.

9. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash and cash equivalents* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net*, *Receivable from Nasdaq, Inc.*, *Accounts payable and accrued expenses*, *Section 31 fees payable to the SEC, Other accrued liabilities,* and *Deferred revenue* are reported at their contractual amounts, which approximate fair value.

10. Subsequent Events

The Exchange has evaluated subsequent events through June 21, 2023, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.